2006 Annual Report

GIVEN IMAGING EXPANDING THE SCOPE OF GI

Pillcam®
Pillcam®

A Global View

Annual Sales
(Millions of U.S. Dollars)

120
100
80
60
40
20
0
40.6
65.0
86.8
95.0
114–119
2003
2004
2005
2006
2007
Guidance
U.S.
Rest of World
Projected Revenues

PillCam SB Sold
Cumulative Deliveries = 472,361 - (US = 336,225)

200,000
160,000
120,000
80,000
40,000
0
51,000
90,000
135,000
165,000
2003
2004
2005
2006
U.S.
Rest of World

Global Reimbursement
Covered Lives (Millions)

400
350
300
250
200
150
100
50
0
206
327
359
397
Q4/03
Q4/04
Q4/05
Q4/06
Bleeding Only
No Prior Endoscopy
Expanded Indications[1]

[1] Includes suspected Crohn's disease and may include additional suspected small bowel pathologies

Select Financial Data

Year ended December 31	2004	2005	2006

	(in thousands of U.S. Dollars, except per share data)

Revenues	65,020	86,776	95,029

Cost of revenues	17,734	22,070	24,154

Gross margin	72.7%	74.6%	74.6%

Total operating expenses	(46,791)	(60,527)	(77,570)

Operating profit (loss)	495	4,179	(6,695)

Net profit (loss)	2,888	6,343	(1,508)

Diluted profit (loss) per ordinary share	0.10	0.21	(0.05)

Cash, cash equivalents and marketable securities	80,861	87,020	96,524

Dear Shareholders:

We made great strides in 2006 fulfilling our vision of offering physicians a platform of products - PillCam SB, PillCam ESO, PillCam COLON and Agile patency - that provide a complete, internal view of the GI tract in the most patient-friendly means possible. At the same time, we transformed Given Imaging into a multi-product, globally-focused organization operating in the three largest markets – the United States, Europe and Asia/Japan.

In addition to expanding our product line, we increased international revenues as a percentage of total revenues. Sales of PillCam SB outside of the United States increased by a solid 25% over last year. Global expansion represents a critical part of our growth strategy and we expect our international business to contribute an even greater percentage of our financial performance in 2007.

We are pleased to announce that we have just received approval to sell and market PillCam SB in Japan – one of the largest healthcare markets in the world. This is an important milestone for Given Imaging and one of my top priorities since joining the company one year ago.

Solid Financial Progress

We made solid financial progress in 2006. Most importantly, after one quarter of negative non-GAAP results, we restored the Company to profitability as of the second quarter and ended the year with non-GAAP net income of $3.7 million. We are confident that we have built the necessary foundation to return to top-line growth of more than 20% for the years to come. Sales for the year increased to $95 million, a 9.4% increase over 2005. As of December 31, we had approximately $96 million in cash, cash equivalents and marketable securities. We also had a positive operating cash-flow and a debt-free balance sheet.

Multiple products. International reach.

A commitment to being the world leader in Gl diagnostic imaging.

A Comprehensive View of the Gl Tract

With three video capsules and one non-imaging capsule, our products enable physicians to visualize almost the entire GI tract. Our newest addition to the PillCam Platform, PillCam COLON received the CE Mark in October enabling us to market the product throughout the European Union. This was a tremendous milestone for our company, and we will begin rolling out our newest products this coming summer in select European countries. We have submitted our PillCam COLON data packet to the United States Food and Drug Administration (FDA) and expect the agency to make a decision on regulatory clearance in 2007. Initial studies have shown PillCam COLON to be an effective tool for physicians to visualize the large intestine in patients who have had an incomplete colonoscopy or those who are unwilling or unable to have a colonoscopy.

Our dissolvable Agile patency capsule received regulatory clearance in the United States in May 2006. Gastroenterologists have already embraced the capsule for its ability to determine if a patient has strictures that will prevent the PillCam SB from passing through the GI tract.

We continue to work closely with our partner InScope to broaden awareness and increase demand for PillCam ESO. Increasingly, the medical community is recognizing PillCam ESO for its ability to detect esophageal varices, dilated blood vessels within the wall of the esophagus, that affect 40% of U.S. patients with liver cirrhosis. If left untreated, varices can burst and result in fatal bleeding in 20% of these patients.

Accelerating Growth

During the first half of 2006 we spent a significant amount of time evaluating and fine tuning our sales strategy in the United States. By increasing our sales force by 50% and shifting their focus to driving PillCam capsule sales, we were able to achieve solid results.

Over 165,000 PillCam SB capsules were sold in 2006, a record for the Company, bringing total PillCam SB sales to almost 500,000 capsules since the product was launched in 2001. Our shift in sales strategy also resulted in a 21% increase in worldwide capsule reorders from our existing customer base, representing nearly 95% of total PillCam revenues in 2006.

UNITED STATES OF AMERICA
USA
Name
Angela Smit
History
28 year old woman recently diagnosed with cryptogenic hepatitis and cirrhosis potentially at risk for esophageal varices or other evidence of portal hypertension
Pre-PillCam diagnostic procedures:
Liver function tests, several serologic tests, and a liver biopsy
PillCam capsule utilized:
PillCam ESO
PillCam-assisted diagnosis:
A normal examination – no evidence of esophageal varices
Treatment:
Proceed with treatment of the hepatitis and cirrhosis without concern for a life-threatening variceal hemorrhage
Follow-ups:
Though there is currently no consensus guidance on the frequency of monitoring someone for the development of esophageal varices, it would be reasonable to consider a Pillcam ESO study every two to three years to check for varices.
USASMIT<<<<<ANGELA<<<<<<<<<<<<<<<<<<<<<<<<<<<<<<<<<<<<<<
8523<2548852136952<<2514568<<<<<<<<<<<<<<<<<<<<<<<<<<<<<<
PillCam

As the leader in capsule endoscopy, we are responsible for educating and training physicians on this patient-friendly GI diagnostic tool. Over the course of the year we trained hundreds of physicians on PillCam capsule endoscopy, while the company and outside gastrointestinal societies sponsored capsule endoscopy education courses. We believe that this investment will help advance PillCam capsule use around the world as more physicians bring their practices in line with the ICCE Consensus statements.

Reimbursement also continues to drive Given Imaging’s growth. In November, the Centers for Medicare and Medicaid Services (CMS) announced that beginning in January 2007, physicians would have a permanent CPT code under which PillCam ESO procedures can be reimbursed. A CPT code is an essential element for individual health plans around the United States to issue their own PillCam ESO coverage policies. Today, over 6 million individuals in the United States are currently reimbursed for PillCam ESO for surveillance of esophageal varices, and we anticipate this number will increase substantially next year as we and our partner InScope educate physicians about the new code.

Increasing numbers of U.S. and international payers widened their reimbursement policies for PillCam SB during the year. Several U.S. payers designated PillCam SB as a primary diagnostic tool, which means that patients do not have to undergo another endoscopic procedure before capsule endoscopy with PillCam SB. Approximately 18 million of the 210 million individuals in the United States with reimbursed access to PillCam SB are now covered for the procedure as a primary diagnostic tool.

Outside of the United States, the French National Authority for Health took initial steps to advance universal reimbursement for PillCam SB. We expect reimbursement for over 60 million French citizens to begin towards the end of 2007, which would be the largest European single coverage policy issued. As of December 31, approximately 190 million individuals outside of the United States had reimbursed access to PillCam SB.

Innovation Drives Success

We must continuously invest in upgrading and expanding our product platform to meet the evolving needs of physicians and their patients. Over the course of 2006 we enhanced our PillCam Platform with the addition of PillCam COLON, and we are on target to launch RAPID 5, our fifth generation of proprietary software, in 2007. In May we also received clearance in the United States and Europe to market RAPID Real-Time, a handheld accessory to the Given Workstation that enables the physician to view the capsule endoscopy images in real-time. The new device also enables a physician to remotely initialize a DataRecorder to administer the procedure to patients in remote locations.

United Kingdom of Great Britain and Northern Ireland

Passport
Passeport

Name
Majiburrahman Chowdhury

History
Findings from a previous colonoscopy three years ago included one ascending colonic polyp and one caecal polyp. Both were removed.

Pre-PillCam diagnostic procedures:
Previous colonoscopy

PillCam capsule utilized:
PillCam COLON

PillCam-assisted diagnosis:
Physician diagnosed diverticular disease and one adenomatous polyp measuring less than 6 mm in transverse colon

Treatment:
Colonoscopy with polypectomy

Follow-up:
Histopathology results indicated polyp as adenoma, a benign growth that can be a precursor to colorectal cancer. Repeat PillCam COLON procedure in three years.

P<UKCHOWDHURY<<<<MAJIBURRAHMAN<<<<<<<<<<<<<<<<<<<<<<<<<<<<<<<<
2333<254785544420<<233200052<<<<<<<<<<<<<<<<<<<<<<<<<<<<<<<<

PillCam

PillCam

대 한 민 국 / REPUBLIC OF KOREA

여 권

PASSPORT

Name
Yong-Joon Kim

History
General weakness, diagnosed with Iron Deficiency Anemia

Pre-PillCam diagnostic procedures:
Gastroscopy, colonoscopy, Meckel's scan, small bowel enteroclysis, abdominal CT, Red Blood Cell (RBC) Scan

PillCam capsule utilized:
PillCam SB

PillCam-assisted diagnosis:
The physician diagnosed a small bowel tumor at mid ileum

Treatment:
Surgeon removed tumor, which was later diagnosed as an abnormal build up of blood vessels known as a hemangioma

Follow-up:
Following the surgery, the patient followed up with his physician every three months for the next year and made annual visits thereafter. There has been no evidence of GI bleeding or anemia since the surgery and he's healthy now.

P<RKKIM<<<<YOUNG-JOON<<<<<<<<<<<<<<<<<<<<<<<<<<<<<<<<<<<<<<<<
6<2221033<58221211100369<<2220144733<<<<<<<<<<<<<<<<<<<<<<<<<<<<<<

Looking Ahead

In 2007, we have set an aggressive agenda and expect to launch a record number of products pending regulatory clearance, including enhanced versions of PillCam SB and PillCam ESO and, most importantly, PillCam COLON in the United States and in other markets around the world. Another goal is to expand reimbursement for PillCam SB as a primary diagnostic tool and to expand PillCam ESO coverage for the diagnosis of varices. Our teams will continue to work with insurers on new and expanded reimbursement policies for our products.

We will also increase the contribution of our international operations to our financial results. Obtaining regulatory approval for PillCam SB in Japan was a major step in achieving this goal. Outside of Japan we continue to look for opportunities to expand into new markets including the Far East, Eastern Europe and Latin America.

We recently announced an EU-sponsored research and development consortium that we believe targets the next wave of applications for our products. As the leader of this European consortium, we hope to develop an imaging and biosensing system to screen for cancer of the GI tract without biopsy.

Our vision for Given Imaging is to improve healthcare by changing the way physicians around the world detect and diagnose diseases of the gastrointestinal tract. I believe that we are well on our way to delivering on that mission. We have a strong business based on a multi-product portfolio, a significant installed base of workstations and unmatched clinical data. We have a record of innovation, a solid intellectual property estate and a team that is stronger than ever. I am extremely optimistic about Given Imaging’s future.

I’d like to thank our employees around the world for their dedication and our shareholders for sharing in our Company’s vision.

Nachum (Homi) Shamir
President & CEO

Given Imaging Product Page

The PillCam Platform

Given Imaging develops, manufactures and markets patient-friendly solutions for screening and detecting disorders of the gastrointestinal (GI) tract. The PillCam Platform consists of three components; disposable PillCam video capsules, the Given Workstation and Given’s proprietary RAPID software.

PillCam Video Capsules

■

PillCam SB – PillCam SB is used to detect and diagnose disorders of the small bowel such as suspected Crohn’s disease, small bowel tumors, malabsorption disorders (such as celiac disease), and suspected GI bleeding of the small bowel (including iron deficiency anemia).

■	PillCam ESO – PillCam ESO aids in the detection of esophageal disorders, such as esophageal varices and Barrett’s esophagus, an early indication for esophageal cancer.

■

PillCam COLON – Given Imaging’s newest capsule is designed to visualize the colon. The company received the CE Mark in October 2006 to market this capsule in Europe. In December 2006, we submitted PillCam COLON for 510(k) clearance with the U.S. Food and Drug Administration.

Given Workstation

The Given Workstation offers a user-friendly interface for viewing and interpreting images captured by PillCam video capsules. The Given Workstation includes RAPID 4 software which enables a physician to review images captured by video capsules and offers powerful diagnostic tools that aid in the reading and interpretation of PillCam studies. In the first quarter of 2007, we submitted our next generation of software, RAPID 5, for clearance with the U.S. Food and Drug Administration.

DataRecorder

After ingestion by the patient, the PillCam capsule transmits information from the body to a wireless data recorder through an array of sensors that are secured to the abdomen or the chest, depending on which procedure the patient undergoes. The DataRecorder supports all three types of capsule procedures performed with our products.

Additional Products

Agile Patency System

The Agile Patency System consists of the Agile patency capsule, a dissolvable capsule the same size as PillCam SB and ESO video capsules, with a radio frequency identification (RFID) tag packed in a lactose and barium powder. The Agile patency capsule is ingested by the patient and allows physicians to confirm free passage of a PillCam video capsule in a patient’s gastrointestinal tract.

RAPID Real-Time

RAPID Real-Time is a handheld device that enables real-time viewing during a PillCam capsule endoscopy procedure. Additionally, RAPID Real-Time allows physicians to activate the DataRecorder and transfer data from the DataRecorder to a data storage device, like a USB memory device.

Given Imaging Ltd. and its Consolidated Subsidiaries
Index to Consolidated Financial Statements

FORWARD LOOKING STATEMENT DISCLAIMER: GIVEN IMAGING ANNUAL REPORT

     This Annual Report contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. For example, statements in the future tense, words such as “anticipates”, “estimates”, “expects”, “intends”, “plans”, “believes”, and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify such forward-looking statements. These statements include, but are not limited, to statements contained in: (i) the Letter to Shareholders under the heading “A Comprehensive View of the GI Tract” regarding the timing of regulatory clearance in the United States for our PillCam COLON capsule, under the heading “Accelerated Growth” regarding anticipated growth of PillCam ESO sales and expected timing of reimbursement coverage in France and under the heading “Looking Ahead” regarding our expectations of 2007, and (ii) the Management’s Discussion and Analysis of Financial Condition and Results of Operations, including statements regarding expectations as to growth in revenues, sources of revenues, future investments and expenditures, the adequacy of our cash balances, additional equity and debt financing and other factors affecting revenues, such as reimbursement coverage, production efficiencies, the introduction of new products, the expansion of operations, the timing of regulatory clearances and approvals and expanded market opportunities for the Given System. These forward-looking statements represent management’s present expectations or beliefs about future events. As with any projection or forecast, they are inherently subject to uncertainty and changes in circumstances. Some of the factors that could cause our actual results to differ from those contained in the forward-looking statements are identified in our Form 20-F for the year ended December 31, 2006, and include our ability to manufacture, market and sell our PillCam SB capsule, our ability to increase physicians’ reorders of our PillCam SB capsule, whether the Given System achieves broader penetration among physicians in place of other diagnostic techniques, the extent of reimbursement for the Given System in U.S. and non-U.S. markets; the impact of healthcare provider policies on reimbursement for the Given System; the success of our alliance with InScope for the marketing of our PillCam ESO capsule, the ability of us and our distributors to obtain and maintain regulatory clearances for our products in the jurisdictions in which we market the Given System and any future products; the success of future clinical trials; competition from larger, well-established medical device manufacturers and smaller, emerging manufacturers; our ability to meet expectations as to revenues and expenses and the other risks disclosed in our recent filings with the U.S. Securities Exchange Commission. Given Imaging assumes no obligation to update or alter its forward-looking statements whether as a result of such changes, new information, future events or otherwise.

A.  OPERATING RESULTS

Overview

     We develop, manufacture and market innovative diagnostic products for disorders of the gastrointestinal tract. Our principal product, which incorporates our core technology, is the Given System, a proprietary wireless imaging system that represents a fundamentally new approach to visual examination of the gastrointestinal tract. The Given System uses a miniaturized video camera contained in a disposable capsule, which we refer to as the PillCam capsule, that is easily ingested by the patient and delivers high quality color video in a noninvasive manner. In 2001, we commenced marketing the Given System with the PillCam SB capsule for detection of disorders of the small bowel. As of December 31, 2006, we had an installed base of nearly 3,500 Given Systems and had sold over 470,000 PillCam SB capsules in more than 60 countries worldwide. Since November 2004, we also market and sell our PillCam ESO capsule for visualization of the esophagus. We market the PillCam ESO video capsule in the United States through a strategic marketing and sales alliance with InScope, a division of Ethicon Endo-Surgery, a Johnson & Johnson company. We have also developed a patency capsule, which is a dissolvable capsule that enables physicians to determine whether there are obstructions or strictures in the gastrointestinal tract that may prevent passage of our PillCam capsules. We launched the first generation of our patency capsule in Europe in November 2003. In May 2006, following receipt of FDA clearance, we began marketing and selling a new patency capsule, which we call the AGILE capsule in the United States. We also sell the AGILE capsule in Europe.

     Our long-term objective, subject to further development and receipt of regulatory clearances and/or approvals, is to establish the Given System as a platform for diagnosis of disorders in all parts of the gastrointestinal tract and the PillCam capsules as a primary diagnostic administered to patients with such suspected disorders. We believe that each segment of the gastrointestinal tract presents meaningful opportunities for patient-friendly diagnostic procedures. In furtherance of these objectives, in October 2006, we completed the development of our first generation PillCam COLON capsule and received the CE mark to market this capsule throughout the European Union. In December 2006, we submitted this capsule for FDA clearance, which we expect to receive in 2007. We plan to release the PillCam COLON for sale gradually into cleared markets following the completion of ongoing clinical trials and obtaining regulatory clearance for a new version of our RAPID software, RAPID 5.0, which is required for optimal performance of a capsule endoscopy procedure with this capsule.

     We were incorporated in Israel in January 1998. We raised approximately $53.2 million of net proceeds in our initial public offering and were listed on the Nasdaq Global Market in October 2001. We completed a follow-on offering in June 2004 in which we raised additional net proceeds of $44.3 million. Since March 2004, our shares have also been listed on the Tel Aviv Stock Exchange. Since our inception, we have devoted substantially all of our resources to developing the Given System, performing clinical trials and marketing and selling the Given System and PillCam capsules.

Revenues

     We derive our revenues from sales of the Given System, consisting of a RAPID workstation, a portable data recorder, and disposable PillCam capsules, and from recurring sales of our PillCam capsules to our installed base. We also derive a small portion of our revenues from post-sale customer support contracts entered into by customers at the end of the warranty period for the computer workstation and data recorders. We also derive limited revenues from sales of our AGILE Patency System.

     Revenue breakdown. In the early years since we commenced sales of the Given System, the majority of our revenues came from sale of the Given System to new customers. However, with nearly 3,500systems now installed worldwide, of which nearly 2,200 are in the United States, a substantial majority of our revenues is generated from reorders of our PillCam capsules, particularly PillCam SB capsules, by existing customers. The proportion of our revenues derived from sales of capital equipment components of the Given System, such as the Rapid workstations and portable data recorders, and revenues derived from sales of the PillCam capsules, which generate recurring sales, is an important indicator of our results of operations. In recent years, we have seen a gradual increase in the share of revenues generated from recurring sale of our PillCam capsules. In 2006, we derived 80.4% of our revenues from sales of the PillCam SB capsule compared to 72.1% of our revenues in 2005 and 64.0% of our revenues in 2004. Sales of the PillCam ESO capsule, which began at the end of November 2004, represented 1.5% of our revenues in 2006, compared to 5.0% of our revenues in 2005. We expect that a substantial majority of our revenues in the future will continue to come from recurring sales of our PillCam capsules

     The following table sets forth information for the periods indicated regarding the breakdown of our revenues:

	$			% of annual revenues
	2004	2005	2006	2004	2005	2006
		(In thousands)
Workstations and data recorders	18,669	16,145	12,513	28.7	18.6	13.2
PillCam SB capsule	41,622	62,528	76,360	64.0	72.1	80.3
PillCam ESO capsule	1,829	4,384	1,438	2.8	5.1	1.5
Patency system and capsule	188	174	353	*	*	*
Service	2,712	3,545	4,365	4.2	4.2	4.6
Total	65,020	86,776	95,029	100.0%	100.0%	100.0%

_________

* Less than 1%.

     Workstations and data recorders. In 2006, our revenues from the sale of workstations and data recorders decreased compared to our revenues from the sale of these products in 2005. This continues the trend that started in 2005 compared to 2004. The decrease in revenues from sale of capital equipment is attributable to both lower quantities of workstations and date recorders sold and lower average selling price. We believe that we sold a smaller number of workstations and data recorders due to our already existing significant installed base, which is not likely to grow at historical rates or at all since a majority of gastroenterologists in the United States already have access to a capsule endoscopy system. Another important reason for this decrease in sales of capital equipment was our continued focus on increasing utilization and reorders of the PillCam SB capsule over capital equipment sale. For example, in 2006, we revised the compensation plan of our U.S. sales force so that a higher portion of their potential income is coming from sales of capsules rather than sales of computer workstations.

     In addition, with the introduction of new products or newer versions of existing products or as part of our promotional activities, we place our capital equipment or replace older equipment of many customers with newer versions of our capital equipment at a reduced price. This resulted in a lower average selling price for our capital equipment and contributed to the decline in revenues.

     In 2007, revenues from sales of workstations and data recorders may increase due to the recent clearance we received to market our system and Pillcam SB capsule in Japan. Generally, however, we believe that a growing portion of our revenues in the foreseeable future will come from the sale of capsules compared to capital equipment.

     PillCam SB. Substantially all of our revenues from capsule sales were attributed to sales of the PillCam SB capsule, which we began selling worldwide in the fourth quarter of 2001. We expect recurring sales of the PillCam SB capsule to continue to account for a substantial majority of our revenues from capsule sales in 2007. The primary reasons for this expected growth are:

  Most small bowel indications for which the PillCam SB capsule is used are covered by federal and private reimbursement policies.

  In 2006, several reimbursement policies began covering small bowel capsule endoscopy as a primary diagnostic tool, without the requirement to perform other diagnostic procedures prior to using the PillCam SB capsule. We expect this trend to continue in 2007, which we believe will result in more capsule endoscopy procedures of the small bowel being performed.

  Our sales force is primarily focused on selling capsules and the market for the PillCam SB capsule is currently a more developed market compared to the market for our PillCam ESO capsule or PillCam COLON capsule.

  Receiving regulatory clearance to market the PillCam SB capsule in Japan in April 2007.

     PillCam ESO. We market the PillCam ESO in the Unites States through an exclusive sales representation, co-promotion and cooperation agreement with Ethicon Endo-Surgery, a Johnson & Johnson company. InScope, a business division of Ethicon Endo-Surgery established to market products to the gastroenterology market, has exclusive rights to market our PillCam ESO capsule in the United States.

     During 2005 and 2006, sales of our PillCam ESO were insignificant due primarily to the lack of permanent dedicated CPT code for the esophageal capsule endoscopy procedure and third-party reimbursement coverage, as well as limited clinical data to support widespread use of the PillCam ESO capsule. As a result, we amended our agreement with InScope to adjust our relationship to existing market conditions and expectations. For details regarding the amended agreement, see “Item 4–Information on the Company–Business Overview–Marketing and Distribution.”

     In the fourth quarter of 2006, a permanent CPT Code was assigned to our PillCam ESO capsule by the American Medical Association, or AMA, and the Center for Medicare and Medicaid Services, or CMS, and we saw the first third-party reimbursement coverage for procedures with the PillCam ESO capsule to evaluate esophageal varices in patients diagnosed with cirrhosis of the liver, a chronic liver disease. In addition, in late 2006, we completed a large multi-center study to evaluate the use of PillCam ESO in the evaluation of esophageal varices in patients diagnosed with cirrhosis of the liver. As of January 31, 2007, approximately 6.6 million individuals in the United States had reimbursement coverage for using the esophageal capsule endoscopy procedure in the detection of esophageal varices. Reimbursement coverage for the use of PillCam ESO in the detection of Gastro-Esophageal Reflux Disease, or GERD, which is more prevalent in the general population than varices, is not expected before additional clinical data supporting such use is available.

     With initial reimbursement in place, the existence of favorable clinical data to support to use of PillCam ESO in the evaluation of esophageal varices and the readjustment of our relationship with InScope, we believe the demand for our PillCam ESO capsule will increase gradually beginning in 2007, particularly for the varices indication. However, we expect that in 2007 sales of PillCam ESO will continue to be small compared to sales of our PillCam SB. We expect a more significant increase in sales of PillCam ESO when there is clinical data and reimbursement to support and cover the use of this capsule in GERD patients. We intend to focus on the GERD market only when the next version of our PillCam ESO capsule is available, which we expect to occur in late 2007.

     PillCam COLON. In late 2006, we completed the development of the first version of our PillCam COLON capsule for visualization of the colon and received the CE mark that permits us to market and sell this capsule in Europe. We have also submitted this capsule for FDA clearance in the United States in December 2006. PillCam COLON is the third video capsule we developed. We believe the launch of this capsule reinforces the Given System platform as the leading product for capsule endoscopy. It demonstrates our commitment to this field and has an important competitive advantage.

     Since PillCam COLON is our newest product and has not yet received FDA marketing clearance in the United States, there can be no assurance that we will be able to achieve widespread market acceptance of the PillCam COLON as superior to existing technologies for visualization of the colon. We believe the following are important factors in determining the success of this product in the foreseeable future:

  Our ability to complete the development, receive regulatory clearance and successfully market and sell a further advanced version of our RAPID software, which we refer to as RAPID 5.0. RAPID 5.0 will be required for optimal performance of capsule endoscopy of the colon. Weexpect that RAPID 5.0 will be commercially available by the fourth quarter of 2007.

  Receipt of FDA marketing clearance in the United States. We cannot be sure that FDA clearance or other regulatory approvals will be granted. In order to obtain FDA clearance and other regulatory approvals, we will be required to demonstrate that the PillCam COLON is safe and effective for its intended purpose.

  The existence of clinical data sufficient to support the use of the PillCam COLON for visualization of the colon as compared to other colon visualization methods. If clinical trials indicate that PillCam COLON is not as clinically-effective as other current methods, or if the PillCam COLON procedure causes unexpected complications or other unforeseen negative effects, we may not obtain regulatory clearance to market and sell this capsule.

  The availability of sufficient clinical and cost-effectiveness data for the American Medical Association, or AMA, to provide a favorable permanent “current procedural terminology”, or CPT, code, and for private third-party payers to make an adequate reimbursement decision to provide coverage for the PillCam COLON procedure.

  The availability of a reliable colon cleansing and preparation procedure for the PillCam COLON capsule, which is accepted by physicians and patients.

     We believe that there is a significant market and a long-felt need among physicians and patients for a simple, cost-effective and non-invasive technique for visualization of the colon and colorectal cancer screening. We believe that the biggest market opportunity for the PillCam COLON capsule is as a tool for colorectal cancer screening. According to guidelines of professional associations in the United States, more than 40 million people need to be screened each year in the United States, yet patient compliance is only around 40 percent. We believe that the PillCam COLON procedure will eventually provide a less invasive alternative to traditional colonoscopy. However, further capsule and procedure development as well as significant additional clinical data to support the use of this capsule as a screening tool are necessary before we can realize this market opportunity. Based on the results from the two initial clinical studies with PillCam COLON and currently available technology, we plan to initially market PillCam COLON in Europe and, following FDA clearance, in the United States, for visualization of the colon in patients who are unable or unwilling to undergo traditional colonoscopy or in cases of incomplete colonoscopies.

     We plan to release this product for sale gradually, following completion of additional clinical trials that are underway in Europe and the U.S. We do not expect that the PillCam COLON capsule will contribute significantly to our revenues in 2007 for the following reasons:

  Our newest software version, RAPID 5.0, that is required for optimal performance of a capsule endoscopy of the colon with our PillCam COLON, is expected to be commercially available in the fourth quarter of 2007;

  FDA clearance for the PillCam COLON capsule is not expected before mid-2007;

  Clinical data for the PillCam COLON is limited; and

  Reimbursement for the PillCam COLON procedure does not exist at this early stage and is not expected in 2007.

     PillCam capsule reorders. The portion of our total revenues resulting from recurring capsule sales is an important indicator for measuring our results of operations because it indicates the level of adoption by physicians of the Given System. We seek to increase the level of recurring sales of our PillCam capsule by a number of methods, including:

  broadening the reimbursed indications, conducting clinical trials to prove the clinical benefits of capsule endoscopy compared to other diagnostic procedures of the gastrointestinal tract and educating physicians regarding the clinical benefits of the PillCam capsules;

  increased selling and marketing activities and more frequent contact with our customers to inform and educate them about our technology; and

  enhancing operating efficiencies of the system to allow physicians to incorporate capsule endoscopy into their daily practice routines.

     To achieve this, in 2006 we increased the number of field sales representatives in the United States from 46 to 71 and decreased the number of accounts per sales representative to allow our sales representatives to spend more time at the physicians’ offices and increase the frequency of contact with our customers. We also adjusted the compensation plan of our sales force to offer a greater reward for capsule sales. In addition, we continued our efforts to revise reimbursement coverage for the PillCam SB procedure and as of December 31, 2006, approximately 18 million individuals in the United States had reimbursement coverage for PillCam SB as a primary diagnostic tool, without a requirement to first undergo other diagnostic tests. Finally, we continued with our market education activities.

     The following table sets forth information for the periods indicated regarding the total numbers of PillCam SB capsules sold and the percentage of revenues derived from such sales which represent reorders:

	2004	2005	2006
Total number of PillCam SB capsules sold*	90,400	135,500	165,000
Number of PillCam SB capsule sales representing reorders.	83,850	128,760	155,840
% of revenues from capsule sales that represent reorders	92.7%	95%	94.4%

___________
*

Sales of PillCam ESO began only in November 2004 and reorders in 2005 and 2006 were negligible primarily due to the lack of reimbursement. Accordingly, reorders of PillCam ESO are not included in the above table.

     Seasonality

     We believe that demand for systems and capsules may be affected by seasonal factors during the summer months when physicians and administrators are more likely to postpone purchasing decisions relating to the Given System due to summer vacations, and patients are more likely to postpone less urgent diagnostic procedures until later in the year. We believe that the seasonal effect in the third quarter may become more pronounced if the portion of our revenues derived from reorders continues to grow.

     Geographical breakdown

     We derived 70% of our revenues in 2006 from the United States compared to 74% in 2005. The following table sets forth the geographic breakdown of our revenues for the periods indicated:

	2004	2005	2006
United States	72%	74%	70%
Europe	21%	19%	22%
Rest of World	7%	7%	8%

     We expect that a significant portion of our revenues in the foreseeable future will continue to come from the United States, mainly due to our ability to leverage existing market share to generate additional sales, a favorable reimbursement system and general acceptance of new technologies among physicians. In Japan, we finally received marketing clearance for the Given System and our PillCam SB in April 2007 and began selling the Given System there. Since Japan is a new market, we expect to initially focus on the placement of systems in order to expand our market penetration. However, we do not expect to generate significant revenues from sales in Japan before these products are also approved for reimbursement by Japanese authorities, which could occur as early as the fourth quarter of 2007, but is more likely to occur in 2008. Behind the United States, Japan is considered one of the largest market in the world for medical devices for use in the gastrointestinal tract. Therefore, we believe that the Japanese market represents a significant growth opportunity for our business in 2008 and beyond.

     Reimbursement

     We believe that the existence of reimbursement coverage and the amount of reimbursement will continue to significantly affect the proportion of our revenues that are derived from sales in the United States. Availability of reimbursement is a key factor in the decision of physicians and healthcare providers to purchase the Given System and perform capsule endoscopy procedures. Once a payor has decided to provide reimbursement for use of the Given System, the level of reimbursement coverage provided also becomes a key factor in a physician’s decision. We estimate that as of December 31, 2006, reimbursement for small bowel capsule endoscopy was available worldwide to approximately 400 million people of which approximately 209 million are located in the United States. Most reimbursement policies in the United States provide coverage for a number of small bowel indications, including obscure bleeding, suspected Crohn’s disease, suspected small bowel tumors and other small bowel pathologies. In Europe, reimbursement for capsule endoscopy was available for approximately 166 million people as of December 31, 2006 compared to approximately 110 million people at the end of 2005, and reimbursement for expanded indications, such as Crohn’s disease and other small bowel disorders was available for approximately 101 million people at the end of 2006, compared to approximately 87 million at the end of 2005. We believe the reimbursement process in France could be completed in the second half of 2007, which will result in coverage for approximately 60 million people. This represents a significant growth opportunity for us in Europe in the foreseeable future. Finally, reimbursement is available for approximately 20 million individuals in Australia and New Zealand.

     In addition to continuing our efforts to expand reimbursement coverage, we have made significant efforts in educating our customers regarding coverage conditions and rates. For example, we hired additional personnel for our reimbursement department to maintain more frequent contact with existing and potential payers on the one hand, and with our customers on the other hand. We believe that increased customer awareness and knowledge is important to remove any misunderstandings that may exist among physicians regarding the availability of reimbursement or coverage rates and to allow more patients the benefit of our technology. We also maintain a reimbursement telephone support line to respond directly to inquiries from customers.

     In 2006, we also continued our efforts to establish the PillCam SB capsule as a primary diagnostic tool for patients with suspected disorders of the small bowel and to convince third party payers to provide reimbursement coverage for capsule endoscopy as a primary diagnostic tool. Coverage as a primary diagnostic tool means that physicians will be able to prescribe the PillCam SB capsule in the first instance, without the requirement to perform any previous diagnostic procedure. We believe this could increase physicians’ use of the PillCam SB capsule. To convince the payers, we will need to present to them economic and health outcomes analyses showing the benefits of using the PillCam SB capsule as a primary diagnostic tool. As a result of these efforts, approximately 18 million individuals in the United States had reimbursement coverage for PillCam SB as a primary diagnostic tool, as of December 31, 2006.

     Effective January 1, 2007, the national average global fee paid by Medicare for a procedure in a physician’s office was decreased to $955 and the physician fee for the professional component of a hospital outpatient procedure was decreased to $180. Reimbursement rates may also be modified in the future. Based on recent history, we do not expect that modest changes to reimbursement rates will have a material effect on our business.

     In 2006, we also obtained a permanent CPT code for the esophageal capsule endoscopy procedure with our PillCam ESO that became effective January 1, 2007. We have also obtained the first few reimbursement policies for this procedure with 6.6 million individuals in the United States covered as of January 31, 2007.

     Competition

     In October 2005, Olympus Corporation launched a competing capsule endoscopy system and began sales in Europe and Australia. Olympus displayed its capsule endoscopy system at several trade shows, won some tenders published by public hospitals in Europe, and delivered a number of its capsule endoscopy systems to customers in Europe and Australia. In addition, based on publicly available information, Olympus is also conducting clinical trials in the United States and submitted an application to the FDA seeking clearance to market its capsule endoscopy system in the United States. According to public sources, Olympus is also seeking regulatory clearance to market its capsule endoscopy system in Japan. In addition to Olympus, a Chinese company is selling its capsule endoscopy systems in China at lower prices than us and presented its systems at industry trade shows outside Asia. Finally, according to publicly available information, a South Korean company reported that it successfully completed clinical trials of a capsule endoscopy system in 2006 and applied for regulatory clearance to market this system in South Korea.

     The effect of competition from Olympus or other possible direct competitors is uncertain. On the one hand, we may lose market share, be forced to reduce the price of our products or experience delays in completing sales as a result of a longer decision making process among potential customers. On the other hand, however, we believe that the entry of Olympus into the capsule endoscopy market further validates the market opportunity of our PillCam platform and may result in greater market acceptance of our products, which we believe have a number of advantages over competing products. First, we have a first-to-market advantage, a large installed base of customers and have been concentrating on the development and sale of capsule endoscopy systems longer than Olympus and other potential competitors. Second, we have an advanced platform enabling us to use our line of PillCam capsules for diagnosing disorders in areas of the gastrointestinal tract in addition to the small bowel, while Olympus only has a small bowel capsule at this time and has not announced the development of other capsules. Third, we believe our technological solution, and in particular our software solution, is superior to the products introduced by competitors. Finally, we pioneered the field of capsule endoscopy and have a patent portfolio that we believe protects critical aspects of our technology and creates technological barriers for our competitors, which may force them to enter the market with inferior products or keep them out of certain territories.

Customers and customer concentration

     We market and sell the Given System through a direct sales force in the United States, Germany, France, Australia and Israel. We rely on third-party distributors in international markets outside these countries. We sell the Given System primarily to hospitals, gastroenterology offices and gastroenterology outpatient facilities. In 2006, we derived $15.7 million, or 16.5%, of our revenues from sales to local distributors, compared to $11.9 million, or 13.7% in 2005. Our direct sales revenues are derived from a large number of individual customers and have higher gross margins. In 2006, no single direct sales customer accounted for more than 0.6% of our revenues and no single distributor accounted for more than 2.5% of our revenues. It is our policy to require collateral or security in connection with sales to distributors. Due to these factors and the geographical dispersion of our customers, we believe that we adequately control our exposure to credit risks associated with accounts receivable. To date, we have not experienced any material bad debts and we have collected substantially all of our receivables.

Cost of revenues and gross margins

     Cost of revenues consists primarily of materials, as well as manufacturing costs and related depreciation of our production facilities, the salary and related costs of our technical staff who assemble our products, royalties payable to the Office of the Chief Scientist, warranty costs and product liability insurance.

     The principal factors affecting our gross margins are related to the volume of PillCam capsules we sell, the sale prices, the product mix, namely the proportion of our revenues derived from sales of workstations and portable data recorders, compared to sales of the PillCam capsules, as well as the percentage of our sales made as direct sales. In general, our gross margins from capsule sales are higher than our average gross margins from sales of capital equipment, such as workstations and data recorders. A primary reason for the lower gross margins is that from time to time, with the introduction of new products or newer versions of existing products or as part of our promotional activities, we place our capital equipment or replace older equipment of many customers with newer versions of our capital equipment at a reduced price or at no charge. In addition, our gross margins in territories in which we use our direct sales force are generally higher than our gross margins in territories in which we market and sell our products through third-party distributors.

Operating expenses

     Research and development. Our research and development expenses consist primarily of costs associated with the design, development, pre-manufacture and testing of, and enhancements to, the Given System, salaries and related personnel costs, clinical studies and obtaining regulatory approvals, patent costs, sponsored research costs and other expenses related to our product development and research program. We expense our research and development costs as they are incurred. “Research and development expenses, net” are net of grants received from the Israeli Government through the Office of the Chief Scientist of the Ministry of Industry and Trade. We plan to continue investing in research and development, as we enhance the Given System, pursue the development of new products and perform more clinical trials to drive continued expansion of reimbursement for the PillCam capsules worldwide.

     Sales and marketing. Our sales and marketing expenses consist primarily of salaries, commissions to our sales force, travel and related costs for our internal sales staff and costs related to marketing activities such as medical meetings, medical training and education, trade shows, and promotional and public relations activities, as well as costs associated with development of our website. We expect that our selling and marketing expenses will increase in the future as we increase sales of PillCam capsules, further expand our sales and marketing team, expand our educational activities and expand our promotional efforts. Our marketing expenses include commissions we pay InScope under our exclusive sales representation, co-promotion and cooperation agreement for the marketing of the PillCam ESO capsule. Under this agreement, we pay InScope commissions on sales in the United States at a rate of 50% on the sale of the PillCam ESO capsule and 10% on sales of capital equipment parts of the Given System, including workstations and data recorders, to customers that use the PillCam ESO capsule. Accordingly, our marketing expenses may increase if sales of our PillCam ESO capsule increase. Under the terms of the agreement, as of December 31, 2006, we received from InScope milestone payments totaling $25 million. We expect to receive an additional $25 million, plus 7% interest annually, in six installments beginning in January 2008. We record these milestone payments as a reduction of commission expenses and will recognize them ratably over the term of the agreement, which is 15 years. Subject to achieving specified minimum sales targets and meeting certain other conditions, the exclusive term of the agreement will continue for up to 11 years followed by a four-year transition period during which InScope’s marketing rights will be co-exclusive with our rights.

     General and administrative. Our general and administrative expenses consist primarily of salaries and related costs for our executive and administrative staff, insurance premiums, and legal, accounting and consulting expenses. We expect general and administrative expenses to increase significantly in 2007, primarily as a result of legal expenses associated with our patent litigation in the United States against Olympus.

     Equity-based compensation. Our operating expenses also include amortization of stock-based compensation, which is allocated among research and development expenses, marketing expenses and general and administrative expenses based on the division in which the recipient of the option grant is employed. In December 2004, the Financial Accounting Standard Board, or FASB, issued a new Financial Accounting Standard, FAS 123R, that requires companies, including Given Imaging, to recognize as an expense the grant-date fair value of stock options and other equity-based compensation to employees. Effective January 1, 2006, we have adopted FAS 123R using the modified prospective method for the valuation of our equity-based compensation. The adoption of FAS 123R resulted in the recognition of $5.2 million of additional compensation expense in 2006 and, consequently, has had a material impact on our earnings per share. Had FAS123R been in effect during 2004 and 2005, our resulting compensation expense from the granting of options would have been $13.4 million and $10.3 million, respectively. In 2007, we expect to continue our practice of granting stock options and other equity awards to our directors, officers, employees and consultants. The resulting compensation expenses in 2007 will be impacted by various factors, including the number of options we grant and their fair value at the date of grant.

     Financing income, net. Financing income, net consists primarily of interest earned on our cash balances, income from marketable securities and foreign exchange gains or losses, net of financing expenses. Financing expenses consist primarily of bank fees and currency fees.

     Taxes. In 2006, Israeli companies were generally subject to income tax at the corporate tax rate of 31%. This tax rate has been reduced to 29% in 2007 and is expected to be gradually reduced to a rate of 25% by 2010. However, our investment program in leasehold improvements and equipment at our manufacturing facility in Yoqneam, Israel has been granted approved enterprise status and, therefore, we are eligible for the reduced tax benefits described later in this section in “Corporate Tax.” These benefits should result in income recognized by us from our investment program being tax exempt for a specified period after we begin to report taxable income and exhaust any net operating loss carry-forwards. However, these benefits may not be applied to reduce the tax rate for any income that is not derived from sales of our product manufactured at our facility in Yoqneam, Israel.

     We recorded a deferred tax asset of $1.4 million as of December 31, 2006. On a regular basis, we estimate our actual current tax exposure and assess temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. The deferred tax asset represents our assessment of accumulated losses that could be carried forward to future years to reduce taxable income in those future years. We consider projected future taxable income and tax planning strategies in making this assessment. We must then assess the likelihood that our deferred tax assets will be recovered and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations. The deferred tax asset may be realized over time, depending upon the generation of future taxable income during the periods in which those accumulated losses become deductible.

     Significant management judgment is required in determining our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. Based upon our projections for future taxable income over the periods in which the deferred tax assets are deductible, we believe that it is more likely than not that we will realize the benefits of this deferred tax asset. However, the amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

     Minority share in losses (profits) of subsidiary. Minority share in losses (profits) of subsidiary consists of the losses attributed to the 49% interest of minority shareholders in our 51% controlled Japanese subsidiary, Given Imaging KK.

Critical Accounting Policies

     Our significant accounting policies are more fully described in Note 1 to our consolidated financial statements. However, certain of our accounting policies are particularly important to the description of our financial position and results of operations. In applying these critical accounting policies, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. Those estimates are based on our historical experience, the terms of existing contracts, our observation of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. These estimates are subject to an inherent degree of uncertainty. With respect to our policies on revenue recognition, warranty costs and inventories, our historical experience is based principally on our operations since we commenced selling the Given System in the second quarter of 2001. Our critical accounting policies include:

  Revenue recognition. We recognize revenues from sales of the Given System upon delivery, provided that collection of payment is probable, there is persuasive evidence of an arrangement, no significant obligations in respect of installation remain and the price is fixed or determinable. Our arrangements with customers and distributors do not contain product return rights. Certain of our sales contracts include a post-contract customer support, or PCS, component. We defer recognition of the revenue attributed to the PCS component of the sale and recognize revenue based on the term of the support period, which is generally a one-year period following the sale. The fair value of the PCS component is based on the price at which we sell customer support contracts separately following the expiration of the standard warranty period for our products.

  Warranty costs. Our products are usually covered by a one-year warranty following sale. We accrue estimated warranty costs at the time of shipment. Our warranty reserve is based on our best estimate of the amounts necessary to settle future claims on products sold as of the balance sheet date based on contractual warranty rights and our historical experience of the frequency of failures of our products which are not covered by warranties that our suppliers give to us. The amount of our estimated warranty liability is currently approximately 3.0% of the sales of such products and may change if the costs incurred due to product failures increase in the future. In 2006, our warranty costs did not exceed our reserve of $18,000. In the event of any future problems with our products, we will need to increase the amount of our reserves.

  Inventories. Inventories are stated at the lower of cost or market, cost being determined on the basis of the average cost method for raw materials and finished goods and on the basis of actual manufacturing costs for work-in-progress and sub-contractors. We write down fully the cost of components in our inventory which we discover do not perform during the production process. As we expand and enhance our manufacturing operations, the write down of amounts of non-performing components in our inventory may change. Spare parts and raw materials that are no longer used in producing our products are written down to their fair market value. In addition, we add to the cost of finished products held in inventory the overhead from our manufacturing process.

  Foreign currency translation.In preparing our consolidated financial statements, we are required to translate non-U.S. dollar amounts in our financial statements and the financial statements of our subsidiaries into U.S. dollars. Under the relevant accounting guidance the treatment of any gains or losses resulting from this translation is dependent upon our management’s determination of the functional currency of each subsidiary. The functional currency is determined based on management’s judgment and involves consideration of all relevant economic facts and circumstances affecting the subsidiary. Generally, the currency in which the subsidiary transacts a majority of its transactions, including billings, financing, payroll and other expenditures would be considered the functional currency. However, any dependency upon the parent and the nature of the subsidiary’s operations must also be considered. If any subsidiary’s functional currency is deemed to be the local currency, then any gain or loss associated with the translation of that subsidiary’s financial statements into U.S. dollars would be included as other comprehensive income. However, if the functional currency of a subsidiary is deemed to be the U.S. dollar, then any gain or loss associated with the translation of these financial statements would be included within statement of operations. Based on our assessment of the factors discussed above, we consider the U.S. dollar to be the functional currency for each of our subsidiaries. Therefore, all gains and losses from translations are recorded in our statement of operations and are included in determining our net income. In the event that we determine that the functional currency of these or any future subsidiaries is not the U.S. dollar, any foreign currency gains or losses would not affect our net income for the year presented.

  Accounting for income taxes. As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure and make an assessment of temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations. Significant management judgment is required in determining our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a deferred tax asset, net of $1.4 million as of December 31, 2006. Based upon our projections for future taxable income in our U.S. subsidiary over the periods in which the deferred tax assets are deductible, we believe that we will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

  Accounting for Equity Awards. Effective January 1, 2006, we adopted SFAS No. 123R, which supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”. Generally, the approach in SFAS 123R is similar to the approach described in SFAS 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”). However, SFAS 123R requires all equity-based payments to employees, including grants of employee stock options, to be recognized in the statement of income based on their fair values. We elected the modified-prospective method and therefore prior periods were not restated. Under the modified-prospective method, compensation costs recognized in 2006 include also compensation costs for all share-based payments granted prior to, but not yet vested, as of December 31, 2006. In 2006, we recognized equity-based compensation expense under SFAS123R in the amount of $5.2 million. When calculating this equity-based compensation expense we took into consideration awards that are ultimately expected to vest. Therefore, this expense has been reduced for estimated forfeitures. In our pro forma information required under SFAS No. 123 for the periods prior to fiscal 2006, we accounted for forfeitures as they occurred. We elected to apply the intrinsic value-based method prescribed in APB Opinion No. 25 for our equity-based compensation to employees and directors and provide the proforma disclosure provisions of SFAS No. 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of SFAS No. 123”. As such, we computed and recorded compensation expense for grants whose terms were fixed with respect to the number of shares and option price only if the market price on the date of grant exceeded the exercise price of the stock option. The compensation cost for the fixed plans was recorded over the period the employee performs the service to which the stock compensation relates.

Results of Operations

     Our consolidated statements of operations data for the years ended December 31, 2004, 2005 and 2006 are set forth below:

	Year ended December 31,
	2004	2005	2006*
		(In thousands)
Statements of Operations Data:
Revenues	$65,020	$86,776	$95,029
Cost of revenues	17,734	22,070	24,154
Gross profit	47,286	64,706	70,875
Operating expenses:
Research and development, gross	(7,363)	(8,833)	(12,678)
Royalty-bearing participation.	1,140	1,244	1,867
Research and development, net	(6,223)	(7,589)	(10,811)
Sales and marketing	(33,652)	(43,281)	(50,732)
General and administrative	(6,916)	(9,657)	(16,027)
Total operating expenses	(46,791)	(60,527)	(77,570)
Operating profit (loss)	495	4,179	(6,695)
Financing income, net	956	762	3,980
Other expenses, net	—	—	—
Profit (loss) before taxes on income	1,451	4,941	(2,715)
Taxes on income	690	286	(127)
Profit (loss) before minority share	2,141	5,227	(2,842)
Minority share in losses of subsidiary	747	1,116	1,334
Net profit (loss)	$2,888	$6,343	$(1,508)

___________
*

2006 results include $0.6 million of compensation expense in research and development, $1.8 million of compensation expense in sales and marketing, and $2.8 million of compensation expense in general and administrative expenses, resulting from the grant of options.

     Our historical operating results as a percentage of net revenues for the years ended December 31, 2004, 2005 and 2006 are set forth below:

	Year ended December 31,
	2004	2005	2006
	(In thousands)
Statements of Operations Data:
Revenues	100.0%	100.0%	100.0%
Cost of revenues	27.3	25.4	25.4
Gross profit	72.7	74.6	74.6
Operating expenses:
Research and development, gross	11.3	10.2	13.3
Royalty-bearing participation	1.7	1.4	2.0
Research and development, net	9.6	8.8	11.3
Sales and marketing	51.8	49.9	53.4
General and administrative	10.6	11.1	16.9
Total operating expenses	72.0	69.8	81.6
Operating profit (loss)	0.7	4.8	(7.0)
Financing income, net	1.5	0.9	4.2
Profit (loss) before taxes on income.	2.2	5.7	(2.8)
Taxes on income	1.1	0.3	(0.1)
Profit (loss) before minority share	3.3	6.0	(2.9)
Minority share in losses of subsidiary	1.1	1.3	1.4
Net profit (loss)	4.4	7.3	(1.5)

Year Ended December 31, 2006 compared to Year Ended December 31, 2005

     Revenues. Revenues increased by $8.2 million, or 9.5%, to $95.0 million in 2005 from $86.8 million in 2005. This increase was primarily due to an increase of $13.8 million, or 22.1%, in sales of our PillCam SB capsule and an increase of $0.8 million in service contract revenues. Approximately 97% of the $13.8 million increase in sales of the PillCam SB capsule was attributable to increases in number of capsules sold, and approximately 3% was attributable to the higher average selling price of capsules compared to 2005. The increase in service contract revenues was attributable mainly to the increased number of maintenance agreements in the United States. These increases were partially offset by a decrease of $3.6 million, or 22.5%, in revenues from sales of capital equipment, namely workstation and data recorder, and by a decrease of $3.0 million in revenues from our PillCam ESO capsules. Approximately 52% of the decrease in revenues from capital equipment sales is attributable to lower quantities and 48% of the decrease is attributable to lower average selling price. We sold a smaller number of capital equipment items primarily because a majority of gastroenterologists in the United States already have access to a capsule endoscopy system. The lower selling price is mainly due to promotional activities during the year and an increase of second systems sold to existing customers, which were sold at a significant discount.

     Cost of revenues and gross margins. Cost of revenues increased to $24.2 million in 2006 compared to $22.1 million in 2005, while gross margins remained at 74.6% in 2006, similar to 2005. The increase in cost of revenues was mainly due to an increase of $1.4 million in consumption of raw materials, an increase of $0.3 million in labor expenses and an increase of $0.6 in other manufacturing costs. The increase was slightly offset by a decrease of $0.2 million in royalties payable to the Office of the Chief Scientist.

     Research and development. Gross research and development expenses increased by $3.9 million, or 43.5%, to $12.7 million in 2006 from $8.8 million in 2005. This increase was due mainly to a $1.4 million increase in labor expenses, $0.6 million of stock-options compensation expenses as a result of the adoption of FAS 123R, an increase of $0.6 million in investments in R&D projects, an increase of $0.7 million in investments in clinical trials and an increase of $0.5 million in other expenses.

     Research and development expenses, net of grants received from the office of the Israeli Chief Scientist, totaled $10.8 million in 2006, compared to $7.6 million in 2005. Grants totaling $1.9 million were received in 2006 compared to $1.2 million received in 2005. In both years, the grants were received for new products under development.

     Sales and marketing. Sales and marketing expenses increased by $7.4 million, or 28.6%, to $50.7 million in 2006 from $43.3 million in 2005. This increase consisted primarily of an increase of $6.1 million in employment-related expenses due to increased number of sales and marketing employees, mainly in the United States, an additional $1.8 million of stock options-related compensation expenses as a result of the adoption of FAS 123R, an increase of $1.0 million in expenses related to our participation in trade shows and other marketing events, an increase of $0.5 million in clinical and regulatory activities in Japan and an increase of $0.8 in travel expenses. These increases were offset by a decrease of $1.5 million in commissions to Ethicon Endo-Surgery for sales of our PillCam ESO capsule and ancillary products, and a decrease of $1.3 million in the provision for uncollectible sales tax at our U.S. subsidiary of 2005.

     General and administrative. General and administrative expenses increased by $6.3 million, or 66.0%, to $16.0 million in 2006 from $9.7 million in 2005. This increase was primarily due to an expense of $2.8 million resulting from additional stock-options compensation expense following the adoption of FAS 123R, an increase of $2.3 million in salaries and fringe benefits, resulting mainly from turnover in management, an increase of $0.7 million in legal and other professional expenses and an increase of $0.5 million in investments in information systems.

     Financing income, net. Financing income, net, increased by $3.2 million to $4.0 million in 2006 from $0.8 million in 2005. The increase was due mainly to a change in our investment policy. Financing income in 2006 was generated from interest income of $1.6 million from short-term deposits, income of $1.8 million from marketable securities and $0.8 million of exchange gains, offset by bank expenses of $0.3 million.

     Taxes on income. We had a tax expense of $0.1 million in 2006 compared to a tax benefit of $0.3 million in 2005.

     Minority share in losses of subsidiary. Minority share in losses of a subsidiary, Given Imaging K.K., was $1.3 million in 2006 compared to $1.1 million in 2005. Given Imaging K.K. did not generate any significant revenues in 2005 and 2006 because at that time the Given System had not yet been approved for marketing by the relevant regulatory authority in Japan.

Year Ended December 31, 2005 compared to Year Ended December 31, 2004

     Revenues. Revenues increased by $21.8 million, or 33.5%, to $86.8 million in 2005 from $65.0 million in 2004. This increase was primarily due to an increase of $20.9 million, or 50.2%, in PillCam SB capsule sales, an increase of $2.6 million in PillCam ESO sales and an increase of $0.4 million in service contract revenues. We estimate that all of the increase in revenues from sales of the PillCam SB capsule was attributable to increases in the number of capsules sold. In addition, we estimate that 83% of the $2.6 million increase in sales of the PillCam ESO capsule was attributable to increases in product sales and approximately 17% was attributable to the higher average selling price of the PillCam ESO capsules compared to 2004. These increases were partially offset by a decrease of $2.1 million, or 10.7%, in workstation and data recorder sales. We estimate that approximately 19% of the decrease was attributable to lower product sales, and 81% of the decrease was attributable to lower average selling prices resulting mainly from promotional activities during the year and an increase of second systems sold to existing customers, which were sold at a significantly lower price. These increases in sales of PillCam capsules were also partially offset by a reduction of approximately $0.1 million, or 0.7%, in selling prices resulting from changes in exchange rates between the U.S. dollar and other currencies.

     Cost of revenues and gross margin. Cost of revenues increased to $22.1 million in 2005 compared to $17.7 million in 2004, but was lower in 2005 as a percentage of total revenues than in 2004. Consequently, gross margins were 74.6% in 2005 compared to 72.7% in 2004. The improvement in gross margins is attributable mainly to our efforts to reduce manufacturing costs by using advanced and lower cost components, by implementing more efficiency measures in our manufacturing process, and by terminating our technical services agreement with Pemstar and the resulting reduction in the scope of manufacturing and technical services Pemstar provides us and our payments for these services. The increase in quantities of capsules manufactured and sold during the year had an additional positive effect on gross margins. The improvement in gross margins was partially offset by an increase of $0.7 million in royalties payable to the Office of the Chief Scientist, or OCS, and an increase of $1.0 million related to manufacturing expenses, including depreciation.

     Research and development. Gross research and development expenses increased by $1.4 million, or 20.0%, to $8.8 million in 2005 from $7.4 million in 2004. This increase was due mainly to a $0.5 million increase related to additional personnel and employee-related expenses, an increase of $0.5 million in investments in R&D projects and to an increase of $0.4 million in expenses related to patent registration, maintenance and depreciation.

     Research and development expenses, net of grants received from OCS, totaled $7.6 million in 2005, compared to $6.2 million in 2004. Grants totaling $1.2 million were received in 2005 compared to $1.1 million received in 2004. In both years, the grants were received for new products under development.

     Sales and marketing. Sales and marketing expenses increased by $9.6 million, or 28.6%, to $43.3 million in 2005 from $33.7 million in 2004. This increase, which was consistent with our growth in revenues, consisted primarily of an increase of $4.0 million related to the hiring of additional personnel, increase in salaries and other employment-related expenses, mainly in the United States, the initial payment of $2.2 million in commissions to Ethicon Endo-Surgery for sales of our PillCam ESO capsule and ancillary products, an increase of $0.3 million due to participation in trade shows and other marketing events, an increase of $0.6 million due to clinical and regulatory activities in Japan of our Japanese subsidiary, Given Imaging K.K., an increase of $0.4 in legal and accounting expenses of our U.S. subsidiary, an increase of $0.7 million in payments to outside service providers at our subsidiaries and a $1.8 million provision, before tax effect, for uncollectible sales tax at our U.S. subsidiary.

     General and administrative. General and administrative expenses increased by $2.8 million, or 39.6%, to $9.7 million in 2005 from $6.9 million in 2004. This increase was primarily due to an increase of $0.7 million in legal and other professional expenses related to the investigation of our failure to collect and remit sales tax in the United States and the implementation of remedial measures, as more fully described under Item 15 below, an increase of $0.7 million in salaries and fringe benefits, resulting mainly from turnover in management, and an increase of $0.6 million in investments in information systems. Other general and administrative expenses increased by $0.8 million.

     Financing income, net. Financing income, net, decreased by $0.2 million, or 20.3% to $0.8 million in 2005 from $1.0 million in 2004. Financing income in 2005 was generated from interest income of $2.4 million from short-term deposits and from marketable securities, offset by currency translation losses of $0.8 million, interest on sales tax of $0.5 million and bank expenses of $0.2 million.

     Taxes on income. We had a tax benefit of $0.3 million in 2005 compared to a tax benefit of $0.7 million in 2004.

     Minority share in losses of subsidiary. Minority share in losses of a subsidiary, Given Imaging K.K, was $1.1 million in 2005 compared to $0.7 million in 2004. Given Imaging K.K. did not generate any significant revenues in 2005 because at that time the Given System had not yet been approved for marketing by the relevant regulatory authority in Japan.

Quarterly Results of Operations

     We believe that some of our customers delay purchasing until the end of the fiscal quarter because they believe this will enable them to negotiate more favorable terms. Therefore, a significant portion of our revenues is frequently concentrated at the end of each fiscal quarter making it difficult for us to determine the revenues for each quarter until its end and resulting in lower than expected quarterly revenues if external or other events cause a large number of potential customers to defer their purchasing decisions even for a short period of time. In addition, we believe that demand for systems and capsules is affected by seasonal factors during the summer months when physicians and administrators are more likely to postpone purchasing decisions relating to the Given System due to summer vacations, and patients are more likely to postpone less urgent diagnostic procedures until later in the year. We believe that the seasonal effect in the third quarter may become more pronounced assuming the portion of our revenues derived from reorders continues to grow.

     The tables below set forth unaudited consolidated statement of operations data for each of the eight consecutive quarters ended December 31, 2006. In management’s opinion, the unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements contained elsewhere in this Form 20-F and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such financial information.

	Three months ended
	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,
	2005	2005	2005	2005	2006	2006	2006	2006
				(In thousands)
Revenue	$22,009	$20,526	$19,841	$24,400	$20,268	$23,239	$24,050	$27,472
Cost of revenues	(6,401)	(5,051)	(4,618)	(6,000)	(5,140)	(5,771)	(6,058)	(7,185)
Gross profit	15,608	15,475	15,223	18,400	15,128	17,468	17,992	20,287
Operating expenses:
Research and
development, net.	(1,903)	(1,617)	(1,687)	(2,382)	(3,046)	(2,735)	(2,306)	(2,724)
Sales and marketing	(10,812)	(11,637)	(9,778)	(11,054)	(12,693)	(13,191)	(11,239)	(13,609)
General and
administrative	(2,039)	(2,435)	(2,539)	(2,644)	(3,726)	(4,118)	(4,410)	(3,773)
Total operating expenses	(14,754)	(15,689)	(14,004)	(16,080)	(19,465)	(20,044)	(17,955)	(20,106)
Operating profit (loss)	854	(214)	1,219	2,320	(4,337)	(2,576)	37	181
Financing income (expenses),
net	51	(415)	519	607	959	1,418	581	1,022
Taxes on income.	74	(16)	(53)	281	271	(45)	(254)	(99)
Minority share in losses of
subsidiary	269	281	253	313	61	539	377	357
Net profit (loss)	$1,248	$(364)	$1,938	$3,521	$(3,046)	$(664)	$741	$1,461

Impact of Currency Fluctuations

     Currency Risk. Our sales to our customers in 2006 were denominated 73% in U.S. dollars, 22% in Euros and 5% in other currencies, depending on the location of the customer or the distributor used to fulfill our customers’ orders. In 2006, 25% of our expenses, principally salaries and related personnel expenses were denominated in Shekels, and we expect this level of Shekel expenses to continue for the foreseeable future. During 2006 the U.S. dollar weakened against the Shekel by 8.2%. In addition, 58% of our expenses were denominated in U.S. dollars, 12% were denominated in Euros and 5% were denominated in Yen or other currencies. If the value of a currency in which our revenues are denominated weakens against the value of a currency in which our expenses are denominated, there will be a negative impact on the profit margins for sales of our products. In addition, as of December 31, 2006, 42% of our cash and cash equivalents were denominated in currencies other than U.S. dollar and we are therefore subject to the risk of exchange rate fluctuations between the U.S. dollar, Yen, the Shekel, the Australian dollar and the Euro. In 2006, we have used different hedging tools in order to minimize the effect of currency fluctuations on our income. If we wish to maintain the dollar-denominated value of our product in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or default on payment.

B.  LIQUIDITY AND CAPITAL RESOURCES

     From our inception through December 31, 2006, we raised a total of $151 million through public and private sales of our equity securities. As of December 31, 2006, we had $44.5 million in cash and cash equivalents and an additional amount of $52 million invested in marketable securities. Our working capital, which we calculate by subtracting our current liabilities from our current assets, was $79 million.

     We believe that our cash reserves and expected cash from operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures in 2007. We have also applied to the Office of Chief Scientist for a grant to support our research and development activities in 2007.

     The following table sets forth the components of our cash flows for the periods indicated:

	Year ended December 31,
	2004	2005		2006
	(In thousands)
Net cash provided by operating activities	$11,868	$13,488		$2,861
Net cash used in investing activities	(3,230)	(29,883	)(1)	(30,757	)(1)
Net cash provided by financing activities	46,816	1,069		6,795
Effect of exchange rate changes on cash	40	(179)		255
Increase (decease) in cash and cash equivalents	$55,494	$(15,505)		$(20,846)

_____________
(1)	Includes $21.9 million net invested in marketable securities in 2005 and $24.9 million net in 2006.

     Net cash provided by operating activities was $2.9 million in 2006, compared to $13.5 million in 2005 and $11.9 million in 2004. The decrease in net cash in 2006 resulted primarily from a reduction of $2.6 million in net income (excluding compensation expenses which do not have an effect on cash flow) to $3.7 million, compared to a net income of $6.3 million in 2005, an increase of $2.0 million in inventories, a net increase in trading securities of $5.1 million and a decrease of $4.8 in accounts receivable due to $5.0 million received in 2006 from Ethicon Endo - Surgery for the milestone achieved in 2005 under our agreement with Ethicon. The increase in net cash in 2005 resulted primarily from net income of $6.3 million, a $3.4 million improvement compared to the $2.9 million net income in 2004, and an increase of $2.4 million in inventories and of $5.8 in accounts payable due to increased sales and operating expenses during the year. The increase in net cash provided by operations in 2005 was partially offset by an increase of $6.1 million in our accounts receivable due to increased sales and a longer collection cycle in the United States due to our efforts to correct our errors in sales tax collection and an increase of $5.0 million in other accounts receivable due to accounting for the milestone achieved in 2005 but payable by Ethicon Endo-Surgery on or before April 1, 2006.

     Net cash used in investing activities was $30.8 million in 2006 compared to $29.9 million in 2005 and $3.2 million in 2004. Investing activities in 2006 consisted primarily of investing $24.9 million in marketable securities and $5.9 million in capital expenditures and the capitalization of costs associated with our patents and trademarks. Our capital expenditures in 2006 consisted primarily of $1.9 million in machinery and equipment, $0.5 million in new real property leases on our facilities, $1.3 million in computers and software, $0.4 million in office furniture and equipment and $1.2 million in patents. Our capital expenditures in 2005 consisted primarily of $2.3 million in machinery and equipment, $2.8 million in new real property leases on our facilities, $0.9 million in computers and software, $0.5 million in office furniture and equipment and $0.9 million in patents. Our capital expenditures in 2004 consisted primarily of $1.4 million in machinery and equipment, $0.3 million in a new real property lease on our facilities and $0.8 million in patents. We expect to continue investing significant amounts in 2007 in order to support our growth plans.

     Net cash provided by financing activities was $6.8 million in 2006, compared to $1.1 million in 2005 and $46.8 million in 2004. In 2006, net cash provided by financing activities resulted primarily from proceeds of $2.0 million received from the exercise of employee stock options and an amount of $4.8 million representing a minority investment in our Japanese subsidiary, Given Imaging K.K. In 2005, net cash provided by financing activities resulted primarily from proceeds from the exercise of employee stock options. The high level of net cash from financing activities in 2004 was primarily attributable to the completion of our follow-on public equity offering in June 2004 in which we raised net proceeds of $44.3 million.

Market Risk

     We invest our some of our excess cash in short-term bank accounts and deposits located with a number of banks inside and outside of Israel. These instruments have maturities of three months or less when acquired. Due to the short-term nature of these investments, we believe that there is no material exposure to interest rate risk arising from our investments. We invest the majority of our excess cash in longer-term financial instruments in order to achieve a higher yield. Based on our investment policy, such instruments are highly rated by rating agencies and therefore we believe that there is no material exposure to the principal amount nor to interest rate risks arising from these longer-term investments.

Corporate Tax

     Israeli companies were generally subject to income tax at the corporate rate of 31% in 2006. This tax rate has been reduced to 29% in 2007 and is expected to be gradually reduced to a rate of 25% by 2010 As of December 31, 2006, our net operating loss carry-forwards for Israeli tax purposes amounted to $13.9 million. Under Israeli law, net operating losses can be carried forward indefinitely and offset against certain future taxable income.

     In addition, our investment program in equipment and leasehold improvements at our manufacturing facility in Yoqneam, Israel has been granted approved enterprise status and we are, therefore, eligible for tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”). Subject to compliance with applicable requirements, the portion of our undistributed income derived from our approved enterprise program will be exempt from corporate tax for a period of ten years commencing in the first year in which we generate taxable income. The ten-year period may not extend beyond the later of 14 years from the year in which approval was granted or 12 years from the year in which operations or production by the enterprise began. We received our approved enterprise status in 1999. According to a recent reform to the Investment Law, we are permitted to claim tax benefits in respect of future investments retroactively on our corporate tax returns instead of filing an application for tax benefits in advance with the Investment Center, the administrator of the Investment Law, and without prior approval and without submitting any reports to the Investment Center. Audits of any claim for tax benefits will take place by the Israeli income tax authority as part of the general tax audits it may perform from time to time. We cannot assure you that we will receive approvals in the future for approved enterprise status or that tax benefits for approved investments will continue at current levels or at all.

     The period of tax benefits for our approved enterprise programs has not yet commenced because we are yet to realize taxable income. We expect that a substantial portion of the income we derive in the future will be from this approved enterprise program. These benefits should result in income recognized by us being tax exempt for a specified period after we begin to report taxable income and exhaust any net operating loss carry-forwards. These benefits may not be applied to reduce the tax rate for any income that is not derived from sales of our products manufactured at our facility in Yoqneam, Israel.

     Our approved enterprise status imposes certain requirements on us, such as the location of our manufacturing facility, location of certain subcontractors and the extent to which we may outsource portions of our production process. These requirements limit our freedom to pursue production arrangements that may otherwise be more favorable to us if we want to maintain these tax benefits. Therefore, we may be required to weigh the possible loss of these benefits against other benefits from pursuing arrangements which are not, or which may not be considered by the relevant Israeli authorities to be, in compliance with these requirements. If we do not meet these requirements, the law permits the authorities to cancel the tax benefits retroactively.

     As of December 31, 2006, the net operating loss carry-forwards of our subsidiaries for tax purposes amounted to $26.6 million. A subsidiary’s net operating loss carry-forwards for tax purposes relating to a jurisdiction are generally available to offset future taxable income of such subsidiary in that jurisdiction, subject to applicable expiration dates.

Government Grants

     Our research and development efforts have been financed, in part, through grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor. We have received approval for grants totaling $6.8 million from the Office of the Chief Scientist, including $1.9 million which was provided by the Office of Chief Scientist to support our 2006 research and development.

     Under Israeli law, royalties on the revenues derived from sales of the Given System or any part of the Given System are payable to the Israeli government, generally at the rate of 3.0% during the first three years of sales and 3.5% beginning with the fourth year. The maximum aggregate royalties paid generally cannot exceed 100% of the grants made to us. The amount bears interest equal to the 12-month London Interbank Offered Rate (LIBOR) applicable to dollar deposits that is published on the first business day of each calendar year. Royalties are paid on our consolidated revenues. As of December 31, 2006, we paid a total of $2.5 million in royalties to the Office of the Chief Scientist, leaving our remaining royalty payment obligation at $4.3 million as of that date.

     The government of Israel does not own proprietary rights in technology developed using its funding and there is no restriction on the export of products manufactured using the technology. The technology is, however, subject to other legal restrictions, including the obligation to manufacture the products based on this technology in Israel and to obtain the Office of the Chief Scientist’s consent to transfer the technology or product rights to a third party. These restrictions may impair our ability to outsource manufacturing or enter into similar arrangements for those products or technologies and these restrictions continue to apply even after we have paid the full amount of royalties payable for the grants. If the Office of the Chief Scientist consents to the manufacture of the products outside Israel, the regulations allow the Office of the Chief Scientist to require the payment of increased royalties, ranging from 120% to 300% of the amount of the grant plus interest, depending on the percentage of foreign manufacture. If the manufacturing is performed outside of Israel by us, the rate of royalties payable by us on revenues from the sale of products manufactured outside of Israel will increase by 1% over the regular rates. If the manufacturing is performed outside of Israel by a third party, the rate of royalties payable by us on those revenues will be a percentage equal to the percentage of our total investment in the Given System that was funded by grants. In response to our request, the Office of the Chief Scientist has approved the manufacture of limited quantities of the PillCam capsules using the back-up production line that we have installed at Pemstar’s facilities in Ireland without increasing royalty rates.

C.  RESEARCH AND DEVELOPMENT

     Our research and development expenditures, excluding grants received from the Office of the Chief Scientist, were $12.7 million for the year ended December 31, 2006, $8.8 million for the year ended December 31, 2005 and $7.4 million for the year ended December 31, 2004. Our research and development activities are conducted by our research and development and regulatory affairs staff primarily at our headquarters in Israel. As of December 31, 2006, our research and development, clinical and regulatory and engineering staff consisted of 78 employees. Our research and development efforts are focused primarily on developing new capsules to be used in the detection of abnormalities in the stomach and the colon, improvements to our existing products and new technologies for future expansion of our product offering. In 2006, we completed the development of the newest version of our AGILE Patency capsule and received FDA clearance to market this product in the United States in May 2006. In addition, we completed the development of RAPID Access and received FDA clearance for this product in May 2006. Finally, during 2006, we completed the development of the first generation PillCam COLON capsule for diagnosis of disorders in the colon and received the CE mark to market this product in Europe and submitted it for clearance by the FDA.

     We view our innovation and focus on capsule endoscopy technology as an important competitive advantage and intend to continue our focus on research and development activities. During 2007, we intend to complete the development of and obtain regulatory clearance to several new or improved products. For example, we intend to introduce a new version of our RAPID software, RAPID 5.0, which is required for optimal performance of capsule endoscopy of the colon with our PillCam COLON capsule and new versions of our PillCam SB and PillCam ESO capsules, which we also expect will become commercially available in the second half of 2007.

     In addition to our own research and development activities, we are involved in government-funded research programs. One important program is our leadership of a European consortium that will develop an integrated imaging and bio-sensing system to screen for cancer of the gastrointestinal (GI) tract. This “Nano-based capsule-Endoscopy with Molecular Imaging and Optical biopsy,”or NEMO project, began in December 2006.

     In addition to Given Imaging, this consortium includes other European companies and institutions. The NEMO group will invest a total of 4.7 million over the next three years in this research, of which the European Commission will contribute 2.8 million. Given Imaging’s expected gross and net contribution during this period is 1.3 million and 0.6 million, respectively.

     The objective of the NEMO project is to increase patient compliance with currently recommended screening guidelines by developing an advanced cancer screening system that is patient-friendly, highly-sensitive and specific for early detection of cancer. To achieve this, NEMO will attempt to integrate optical technologies with Nano-technologies, bio-sensing and maneuvering technologies to create a unique PillCam capsule endoscope capable of secretion analysis and the detection of marked and deep tissue disorders. We believe that the combination of the image and molecular analysis to mark the tumor may provide a novel and effective medical device for mass screening of gastrointestinal cancer.

D.  TREND INFORMATION

     See discussion in Parts A and B of Item 5 “Operating Results and Financial Review and Prospects.”

E.  OFF-BALANCE SHEET ARRANGEMENTS

     N/A

F.  CONTRACTUAL OBLIGATIONS

     The following table of our material contractual obligations as of December 31, 2006, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

	Payments due by period
Contractual obligations	Total	2007	2008	2009	2010	Later Years
			(In thousands)
Capital leases(1)	$33	$13	$20	$—
Operating leases(2)	15,212	2,884	2,432	1,880	1,439	6,577
Purchasing Obligations	15,138	3,808	2,329	2,250	2,250	4,500
Total	$30,383	$6,705	$4,781	$4,130	$3,689	$11,077

(1)  Consists of capital leases for motor vehicles.

(2)  Consists of operating leases for office and manufacturing space and motor vehicles.

     See Note 8 to our consolidated financial statements included in this annual report for our royalty commitments to the Office of the Chief Scientist in Israel.

Somekh Chalkin	Telephone	972 3 684 8000
KPMG Millennium Tower	Fax	972 3 684 8444
17 Ha’arba’a Street, PO Box 609	Internet	www.kpmg.co.iI
Tel Aviv 61006 Israel

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Given Imaging Ltd.:

     We have audited the accompanying consolidated balance sheets of Given Imaging Ltd. (the “Company”) and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s Board of Directors and of its management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the years in the three year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

     As discussed in Note 1K to the consolidated financial statements, effective January 1, 2006, the Company has adopted Statement of Financial Accounting Standard No. 123 (revised 2004), “Share-Based Payment”.

Somekh Chaikin Certified Public Accountants (Israel) Member Firm of KPMG International

Tel-Aviv, Israel
April 12, 2007

Given Imaging Ltd. and its Subsidiaries

Consolidated Balance Sheets
(In thousands except per share data)

		December 31
	Note	2005	2006
Assets
Current assets
Cash and cash equivalents	1D; 2	$65,356	$44,510
Short-term investments	5	288	17,245
Accounts receivable:
Trade, net	1E	18,325	18,887
Other	3	6,264	1,463
Inventories	1F; 4	16,172	18,168
Advances to suppliers		332	82
Deferred taxes.	1P; 14C	1,219	1,374
Prepaid expenses		1,020	1,340
Total current assets		108,976	103,069
Deposits		401	469
Assets held for employees’ severance payments	1G; 10	1,690	1,984
Marketable securities	1H; 5	21,664	34,769
Fixed assets, at cost, less accumulated depreciation	1I; 6	13,862	14,811
Other assets, at cost, less accumulated amortization	1J; 7	2,517	3,075

Total Assets		$149,110	$158,177

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Subsidiaries

Consolidated Balance Sheets
(In thousands except share data)

		December 31
	Note	2005	2006
Liabilities and shareholders’ equity
Current liabilities
Current installments of obligation under capital lease	8B	$11	$13
Accounts payable:
Trade		5,529	5,550
Other	9	13,886	14,620
Deferred income	1N; 8C	3,333	3,871
Total current liabilities		22,759	24,054

Long-term liabilities
Deferred income	8C	22,172	20,411
Obligation under capital lease.	8B	34	20
Liability in respect of employees’ severance payments	10	2,040	2,407
Total long-term liabilities.		24,246	22,838
Total liabilities		47,005	46,892

Commitments and contingencies.	8
Minority interest		61	3,499
Shareholders’ equity
Share capital:	11
Ordinary Shares, NIS 0.05 par value each (90,000,000 shares
authorized as of December 31, 2005 and 2006, 27,950,281 and
28,641,291 shares issued and fully paid as of December 31, 2005
and 2006, respectively)		327	335
Additional paid-in capital		148,955	156,197
Capital reserve		2,166	2,166
Accumulated deficit		(49,404)	(50,912)
Total shareholders’ equity		102,044	107,786
Total liabilities and shareholders’ equity		$149,110	$158,177

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Subsidiaries

Consolidated Statements of Operations
(In thousands except share and per share data)

		Year Ended December 31,
	Note	2004	2005	2006

Revenues	1N; 12	$65,020	$86,776	$95,029
Cost of revenues		17,734	22,070	24,154
Gross profit		47,286	64,706	70,875
Operating expenses
Research and development, gross	1Q	(7,363)	(8,833)	(12,678)
Royalty bearing government grants	1O; 8A	1,140	1,244	1,867
Research and development, net		(6,223)	(7,589)	(10,811)
Sales and marketing		(33,652)	(43,281)	(50,732)
General and administrative		(6,916)	(9,657)	(16,027)
Total operating expenses		(46,791)	(60,527)	(77,570)
Operating profit (loss)		495	4,179	(6,695)
Financial income, net	13	956	762	3,980
Profit (loss) before taxes on income and minority
share		1,451	4,941	(2,715)
Taxes on income	1P, 14	690	286	(127)
Profit (loss) before minority share		2,141	5,227	(2,842)
Minority share in losses of subsidiary		747	1,116	1,334
Net profit (loss)		$2,888	$6,343	$(1,508)
Profit (loss) per share
Basic profit (loss) per Ordinary Share	1L	$0.11	$0.23	$(0.05)
Diluted profit (loss) per Ordinary Share		$0.10	$0.21	$(0.05)
Weighted average number of Ordinary Shares
used to compute basic profit (loss) per
Ordinary Share	1L	26,633,964	27,781,223	28,053,849
Weighted average number of Ordinary Shares
used to compute diluted profit (loss) per
Ordinary Share	1L	29,353,448	29,695,164	28,053,849

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity
(In thousands except share data)

			Additional
	Ordinary shares		Paid-In	Capital	Unearned	Accumulated
	Shares	Amount	Capital	Reserve	Compensation	Deficit	Total

Balance as of December 31, 2003	25,649,188	$301	$100,996	$2,166	$(30)	$(58,635)	$44,798
Changes during the year 2004:
Ordinary shares issued	1,500,000	17	44,250	—	—	—	44,267
Exercise of stock options	472,198	5	2,581	—	—	—	2,586
Forfeiture of stock options	—	—	(11)	—	3	—	(8)
Non-employees’ stock options	—	—	62	—	—	—	62
Amortization of unearned
compensation	—	—	—	—	24	—	24
Net profit	—	—	—	—	—	2,888	2,888
Balance as of December 31, 2004	27,621,386	$323	$147,878	$2,166	$(3)	$(55,747)	$94,617
Changes during the year 2005:
Exercise of stock options	328,895	4	1,077	—	—	—	1,081
Amortization of unearned
compensation	—	—	—	—	3	—	3
Net profit	—	—	—	—	—	6,343	6,343
Balance as of December 31, 2005	27,950,281	$327	$148,955	$2,166	$—	$(49,404)	$102,044
Changes during the year 2006:
Exercise of stock options	591,010	7	2,029	—	—	—	2,036
Restricted shares issued	100,000	1	—	—	—	—	1
Stock based compensation	—	—	5,213	—	—	—	5,213
Net loss	—	—	—	—	—	(1,508)	(1,508)
Balance as of December 31, 2006	28,641,291	$335	$156,197	$2,166	$—	$(50,912)	$107,786

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Subsidiaries

Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,
	2004	2005	2006
Cash flows from operating activities:
Net profit (loss)	$2,888	$6,343	$(1508)
Adjustments required to reconcile net profit (loss) to net cash provided by operating activities:
Minority share in losses of subsidiary	(747)	(1,116)	(1,334)
Depreciation and amortization.	3,147	3,596	4,237
Deferred taxes.	(737)	(482)	(155)
Employees’ stock option compensation	16	3	5,213
Non-employees’ stock option compensation	62	—	—
Other	48	98	18
Net increase in trading securities	—	—	(5,060)
Increase in accounts receivable–trade	(5,316)	(6,064)	(562)
Decrease (increase) in other accounts receivable	(804)	(4,993)	4,801
Decrease (increase) in prepaid expenses	360	(66)	(320)
Decrease (increase) in advances to suppliers	(508)	223	250
Increase in inventories	(5,648)	(2,378)	(1,996)
Increase in accounts payable	7,107	5,769	500
Increase (decrease) in deferred income	12,000	12,555	(1,223)
Net cash provided by operating activities	$11,868	$13,488	$2,861

Cash flows from investing activities:
Purchase of fixed assets and other assets	$(3,245)	$(7,948)	$(5,876)
Proceeds from sales of fixed assets	57	—	—
Deposits, net	(42)	(16)	(41)
Proceeds from sales of marketable securities	—	—	13,120
Investments in marketable securities	—	(21,919)	(37,960)
Net cash used in investing activities	$(3,230)	$(29,883)	$(30,757)

Cash flows from financing activities:
Principal payments on capital lease obligation	$(37)	$(12)	$(14)
Proceeds from the issuance of Ordinary Shares	46,853	1,081	2,037
Issuance of shares by consolidated company	—	—	4,772
Net cash provided by financing activities	$46,816	$1,069	$6,795
Effect of exchange rate changes on cash	$40	$(179)	$255
Increase (decrease) in cash and cash equivalents	$55,494	$(15,505)	$(20,846)
Cash and cash equivalents at beginning of year	25,367	80,861	65,356
Cash and cash equivalents at end of year	$80,861	$65,356	$44,510
Supplementary cash flow information
Income taxes paid	$107	$163	$300

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 1—Organization and Summary of Significant Accounting Policies

A. General

     Given Imaging Ltd. (the “Company”) was incorporated in Israel in January 1998.

     The Company has developed the Given System, a proprietary wireless imaging system that represents a new approach to visual examination of the gastrointestinal tract. The system uses a miniaturized video camera contained in a capsule, referred to as the PillCam capsule, which is ingested by the patient and delivers high quality color images in a painless and noninvasive manner.

     The Given System consists of three principal components:

  a single-use, disposable PillCam color-imaging capsule that is ingested by the patient;

  a portable data recorder and array of sensors that are worn by the patient; and

  a computer workstation with a proprietary RAPID software for downloading, processing and analyzing recorded data.

     After receiving marketing clearance from the United States Food and Drug Administration (“FDA”) in August of 2001, the Company commenced the marketing of the Given System with its first video capsule, the PillCam Small Bowel Capsule, or PillCam SB, for detection of disorders of the small bowel. In November 2004, following receipt of FDA marketing clearance, the Company began marketing and sales of its second video capsule, PillCam ESO, for detection of disorders in the esophagus. The Company markets the PillCam ESO capsule through a strategic marketing alliance with InScope, a division of Ethicon Endo-Surgery, a Johnson & Johnson company (see Note 8C). In late 2006, the Company completed the development of its third video capsule, PillCam Colon, for visual examination of the colon and received the regulatory clearance that permits the Company to market and sell this capsule in Europe. The Company has also submitted this capsule for FDA clearance in the United States.

     The medical device industry in which the Company is involved is characterized by the risks of regulatory barriers and reimbursement issues. Penetration into the world market requires the investment of considerable resources and continuous development efforts. The Company’s future success is dependent upon several factors including technological quality, regulatory approvals, sufficient reimbursement for its products and the cost and diagnostic-effectiveness of its products compared to other methods for the examination of the gastrointestinal tract.

B. Basis of presentation

     The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiaries in the United States, Germany, France, the Netherlands and Australia and its 51% owned subsidiary in Japan. The accounts of its subsidiaries are consolidated from the date of their inception. All the subsidiaries were established for the purpose of marketing and selling the Given System. All intercompany balances and transactions have been eliminated in consolidation. The Company considers that it operates in only one segment.

C. Functional and reporting currency

     The Company’s functional and reporting currency is the U.S. dollar.

     Transactions denominated in foreign currencies other than the U.S. dollar are translated into the functional currency using current exchange rates. Gains and losses from the translation of foreign currency transactions are recorded in other income or expenses.

Given Imaging Ltd. and its Subsidiaries

Notes To The Consolidated Financial Statements—(Continued)
(In thousands except share and per share data)

D. Cash and cash equivalents

     All highly-liquid investments with original maturity of three months or less from the date of deposit are considered to be cash equivalents.

E. Provision for doubtful accounts receivable

     The provision for doubtful accounts receivable is calculated on the basis of specific identification of balances, the collection of which, in management’s opinion, is doubtful. In determining the adequacy of the provision, management bases its opinion on the estimated risk, in reliance on available information with respect to the debtor’s financial position and an evaluation of the collateral received.

     The activity in the provision for doubtful accounts for the three years ended December 31, 2006 is as follows:

	Year ended December 31,
	2004	2005	2006
Opening balance	$ —	$115	$431
Additions during the year.	115	316	356
Closing balance	$115	$431	$787

F. Inventories

     Inventories are stated at lower of cost or market. Cost is determined using the average cost method for raw materials and components and finished goods and on the basis of actual manufacturing costs for work in progress.

G. Assets held for employees’ severance payments

     Assets held for employees’ severance payments represent contributions to insurance policies that are recorded at their current redemption value.

H. Marketable securities

     The Company accounts for marketable securities under Statement of Financial Accounting Standards (SFAS) No. 115 “Accounting for Certain Investments in Debt and Equity Securities (“Statement 115”). Marketable securities consist of U.S. government bonds and corporate bonds, which the Company classified as “held to maturity” and auction rate securities and money market funds, which the Company classified as “trading”, all in accordance with the guidance of statement 115.

     Held-to-maturity debt securities are securities that the Company has the ability and intent to hold until maturity and are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method.

     Trading securities are bought and held principally for the purpose of selling them in the near term. Trading securities are recorded at fair value and changes in the fair value, based on closing market prices of the at balance sheet date, represent unrealized gains and losses which are included in earnings.

Given Imaging Ltd. and its Subsidiaries

Notes To The Consolidated Financial Statements—(Continued)
(In thousands except share and per share data)

     A decline in the market value of any “held-to-maturity” security below cost that is deemed to be other than temporary results in a reduction in the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established.

I. Fixed assets

     Fixed assets are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%
Computers and software	33
Instruments and laboratory equipment	15
Leasehold improvements	10
Motor vehicles	15
Machinery and equipment.	15
Communication equipment.	15
Office furniture and equipment	10–15

     Motor vehicles purchased under capital lease arrangements are recorded at the present value of the minimum lease payments at lease inception. Such assets and leasehold improvements are depreciated and amortized respectively, using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

     The Company accounts for long-lived assets and certain intangible assets in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment of or Disposal of Long-Lived Assets” (“Statement 144”). This Statement requires that long-lived assets and certain identifiable intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

J. Other assets

a.

The Company developed proprietary software for its computer workstations that permits downloading and viewing recorded data from the portable data recorder. The costs of developing this software were capitalized in accordance with SFAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (“Statement 86”). As such, capitalization of software development costs begins upon the establishment of technological feasibility as defined in Statement 86 and continues up to the time the software is available for general release to customers, at which time capitalized software costs are amortized on a straight-line basis over the expected life of the related product, which is generally five years.

b.	Legal expenses related to patent and trademark registration have been capitalized and amortized over the remaining life of the asset, which is generally eight years.

c.

Technology and content costs are generally expensed as incurred, except for certain costs relating to the development of the Company’s web site that are capitalized and amortized over their estimated useful lives which are generally three years.

Given Imaging Ltd. and its Subsidiaries

Notes To The Consolidated Financial Statements—(Continued)
(In thousands except share and per share data)

K. Stock compensation plans

Employees and directors

     Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”). This Statement requires compensation expense relating to share-based payments to be recognized in net income using a fair-value measurement method. Under the fair value method, the estimated fair value of awards is charged to income on a straight-line basis over the requisite service period, which is generally the vesting period. The Company elected the modified-prospective method and therefore prior periods were not restated. Under the modified-prospective method, compensation costs recognized in 2006 include also compensation costs for all share-based payments granted prior to, but not yet vested, as of December 31, 2005.

     Stock-based compensation recognized in the Consolidated Statement of Operations for the year ended December 31, 2006 is based on awards ultimately expected to vest. As a result the expense has been reduced for estimated forfeitures. SFAS No. 123R required forfeitures to be estimated at the time of grant and revised, in necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company’s pro forma information required under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) for the periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

     The effect of the implementation of SFAS No. 123R was to increase expenses by $5,213, which changed the profit before taxes and net profit to losses by the same amount. The per share effect $(0.19) was to turn the basic and diluted earnings per share into loss per share.

     Prior to January 1, 2006, the Company has followed SFAS No. 123, which permitted entities to recognize as an expense over the vesting period, the fair value on the date of grant of all stock-based awards. Alternatively, Statement 123 allowed entities to continue to apply the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees and related interpretations” (“APB Opinion No. 25”) and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value based method defined in Statement 123 had been applied.

     The Company elected to apply the intrinsic value-based method prescribed in APB Opinion No. 25 for its stock compensation to employees and directors and provide the pro forma disclosure provisions of SFAS No. 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of SFAS No. 123”.

     As such, the Company computed and recorded compensation expense for grants whose terms were fixed with respect to the number of shares and option price only if the market price on the date of grant exceeded the exercise price of the stock option. The compensation cost for the fixed plans was recorded over the period the employee performs the service to which the stock compensation relates.

Given Imaging Ltd. and its Subsidiaries

Notes To The Consolidated Financial Statements—(Continued)
(In thousands except share and per share data)

     The following table shows the effect on net profit and profit per Ordinary Share if the Company had applied the fair value recognition provisions of Statement 123:

	Year ended December 31,
	2004	2005
Net profit as reported	$2,888	$6,343
—Compensation expenses according to APB 25 included in the
reported net profit	16	3
—Application of compensation expenses according to Statement 123.	(13,432)	(10,327)
Pro forma net loss.	$(10,528)	$(3,981)
Basic profit (loss) per Ordinary Share:
As reported	$0.11	$0.23
Pro forma	$(0.39)	$(0.14)
Diluted profit (loss) per ordinary share:
As reported	$0.10	$0.21
Pro forma	$(0.39)	$(0.14)

Non-Employees

     Effective January 1, 2006, the Company applies the provisions of SFAS No. 123R to account for stock based compensation to non-employees. Prior to January 1, 2006, the Company applied the fair value-based method of accounting set forth in Statement 123 and Emerging Issues Task Force (“EITF”) Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” for such compensation expenses. Using the fair value method, the total compensation expense is computed based on the fair value of the options on the date the options are granted to the non-employees and are recognized over the vesting period.

     The Company recorded compensation expense of $62 in the year ended December 31, 2004 related to the above options. There were no such expenses in 2005 or 2006.

L.  Profit (loss) per Ordinary Share

     Basic and diluted profit (loss) per Ordinary Share is presented in conformity with SFAS No. 128, “Earnings Per Share”, for all years presented. Basic profit (loss) per Ordinary Share is calculated by dividing the net profit (loss) attributable to Ordinary Shares, by the weighted average number of Ordinary Shares outstanding. Diluted profit (loss) per Ordinary share calculation is similar to Basic Earnings Per Share except that the weighed average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares from options had been exercised.

Given Imaging Ltd. and its Subsidiaries

Notes To The Consolidated Financial Statements—(Continued)
(In thousands except share and per share data)

     The following table summarizes information related to the computation of basic and diluted profit (loss) per Ordinary Share for the years indicated.

	Year ended December 31,
	2004	2005	2006
Net profit (loss) attributable to Ordinary Shares	$2,888	$6,343	$(1,508)
Weighted average number of Ordinary Shares
outstanding Used in basic profit (loss) per Ordinary
Share calculation	26,633,964	27,781,223	28,053,849
Add assumed exercise of outstanding dilutive potential
Ordinary Shares	2,719,484	1,913,941	—
Weighted average number of Ordinary Shares
outstanding Used in diluted profit (loss) per
Ordinary Share calculation	29,353,448	29,695,164	28,053,849

Basic profit (loss) per Ordinary Share	$0.11	$0.23	$(0.05)

Diluted profit (loss) per Ordinary Share	$0.10	$0.21	$(0.05)

Number of options excluded from the diluted earning
per share calculation because of anti-dilutive effect	165,500	2,448,114	4,114,604

M. Use of estimates

     The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

N. Revenue recognition

     Revenues from sales of products are recognized upon delivery provided that the collection of the resulting receivable is reasonably assured, there is persuasive evidence of an arrangement, no significant obligations in respect of installation remain and the price is fixed or determinable.

     For sales contracts, which include a Post Contract Customer Support (“PCS”) component, revenues allocated to PCS in accordance with EITF 00-21 “Revenue Arrangements with Multiple Deliverables”, are deferred and recognized ratably over the term of the support period, which is generally one year.

     The Company accrues estimated warranty costs at time of shipment based on contractual rights and historical experience. The Company’s policy is not to grant return rights.

     Taxes collected from customers and remitted to Governmental Authorities are presented in the financial statements on a net basis.

     The Company routinely evaluates its products for inclusion of any embedded software that is more than incidental thereby requiring consideration of AICPA Statements of Position 97-2, “Software Revenue Recognition”. Based on such evaluation, the Company has concluded that none of its products have such embedded software.

O. Government-Sponsored Research and Development

     The Company records grants received from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the “OCS”) as a reduction of research and development expenses.

Given Imaging Ltd. and its Subsidiaries

Notes To The Consolidated Financial Statements—(Continued)
(In thousands except share and per share data)

     Royalties payable to OCS are recognized pursuant to sale of related products and are classified under cost of revenues.

P. Taxes on income

     The Company accounts for income taxes under SFAS No. 109 “Accounting for Income Taxes” (“Statement 109”).

     Under Statement 109 deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on enacted statutory tax rates applicable to the periods in which such deferred taxes will be realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Q. Research and development costs

     Research and development costs are expensed as incurred.

R. Allowance for product warranty

     It is the Company’s policy to grant a warranty for certain products. The balance sheet provision for warranties for all periods through December 31, 2006 is determined based upon the Company’s experience regarding the relationship between sales and warranty expenses.

S. Concentration of credit risk

     Financial instruments that may subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, trade accounts receivable and marketable securities.

     Cash and cash equivalents are deposited with major financial institutions in Europe, the United States, Japan, Australia and Israel.

     The Company performs ongoing credit evaluations of the financial condition of its customers. The risk of collection associated with trade receivables is reduced by the large number and geographical dispersion of the Company’s customer base and the Company’s policy of requiring collateral or security with respect to receivables due from distributors.

T. Recent accounting pronouncements

     In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition, classification, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of FIN 48 on its consolidated financial position, results of operations and cash flows.

Given Imaging Ltd. and its Subsidiaries

Notes To The Consolidated Financial Statements—(Continued)
(In thousands except share and per share data)

Note 2—Cash and Cash Equivalents

	Interest rate
	as of
	December 31	December 31
	2006	2005	2006
	%
Denominated in U.S. dollars	5.15–5.26	$57,912	$25,794
Denominated in New Israeli Shekels	4.7–5.0	2,855	3,099
Denominated in Euro.	2.95	3,396	7,766
Denominated in Australian dollars		732	469
Denominated in Japanese Yen.		461	7,382
		$65,356	$44,510

Note 3—Accounts Receivable—Other

	December 31
	2005	2006
Government institutions	$921	$1,389
InScope (Note 8C)	5,000	—
Other	343	74
	$6,264	$1,463

Note 4—Inventories

	December 31
	2005	2006
Raw materials and components	$7,399	$7,721
Work in progress	3,251	3,533
Finished goods	5,522	6,914
	$16,172	$18,168

Note 5—Marketable Securities

     As of December 31, 2006 and 2005, marketable securities consist U.S. government bonds and corporate bonds, which the Company classified as “held-to-maturity” (“the Bonds”). As of December 31, 2006, marketable securities also included auction rate securities and money market funds, which are classified as “trading”.

     The amortized cost, gross unrealized losses and fair value of the “held-to-maturity” Bonds by major interest type were as follows:

	December 31, 2006
	Amortized	Gross Unrealized	Fair
	Cost	Holding Losses	Value
Up to 5%	$33,574	$(601)	$32,973
5.1%–6%, 8.125%	13,380	(212)	13,168
	$46,954	$(813)	$46,141

Given Imaging Ltd. and its Subsidiaries

Notes To The Consolidated Financial Statements—(Continued)
(In thousands except share and per share data)

	December 31, 2005
	Amortized	Gross Unrealized	Fair
	Cost	Holding Losses	Value
3.375%–4.3%	$17,697	$ (198)	$17,499
5.9%–6%	4,255	(86)	4,169
	$21,952	$ (284)	$21,668

          Maturities of the “held-to-maturity” Bonds were as follows at December 31, 2006 and 2005:

	Amortized	Fair
	Cost	Value
	2006	2006
Current maturities	$12,185	$12,063
Due after one year through five years	34,769	34,078
	$46,954	$46,141

	Amortized	Fair
	Cost	Value
	2005	2005
Current maturities	$288	$284
Due after one year through five years	21,664	21,384
	$21,952	$21,668

     As of December 31, 2006, marketable securities also included $5,060 in bonds classified as “trading” (2005 - $0). These investments are subject to price volatility associated with any interest-bearing instrument. Net realized gains on trading securities during the year ended December 31, 2006 were $133, and are included in financial income. Net unrealized losses on trading securities held as of December 31, 2006 were $15 and are included in financial income.

          Short-term investments are comprised of:

	December 31
	2005	2006
Current maturities of “held-to-maturity” securities	$288	$12,185
Trading securities	—	5,060
	$288	$17,245

Given Imaging Ltd. and its Subsidiaries

Notes To The Consolidated Financial Statements—(Continued)
(In thousands except share and per share data)

Note 6—Fixed Assets, at Cost, Less Accumulated Depreciation

	December 31
	2005	2006
Computers and software.	$4,942	$6,234
Instruments and laboratory equipment	682	791
Leasehold improvements	3,847	4,259
Motor vehicles.	55	155
Machinery and equipment	12,702	14,952
Communication equipment	388	418
Office furniture and equipment	1,273	1,248
Fixed assets	23,889	28,057
Accumulated depreciation	(10,027)	(13,246)
Fixed assets less accumulated depreciation	$13,862	$14,811

Depreciation expenses for the years ended December 31,
2004, 2005 and 2006 were $2,561, $2,936 and $3,599,
respectively.

Note 7—Other Assets, at Cost, Less Accumulated Amortization

	December 31
	2005	2006
Software development costs	$647	$647
Patents and trademarks	3,425	4,594
Web site application	895	922
Other assets	4,967	6,163
Accumulated amortization	(2,450)	(3,088)
Other assets, net	$2,517	$3,075

       Amortization expenses for the years ended December 31, 2004, 2005 and 2006 were $586, $660 and $638, respectively.. Estimated amortization expense for the next five years is: $573 in 2007, $560 in 2008, $516 in 2009, $453 in 2010, and $381 in 2011.

Note 8—Commitments and Contingencies

A.  Office of the Chief Scientist Grants

     The Company’s research and development efforts have been partially financed through grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the “OCS”). In return for the OCS’s participation, the Company is committed to pay royalties to the Israeli Government at the rate of 3% for each of the first three years and, from the fourth year onwards, at the rate of 3.5% of the sales of its product, up to 100% of the amount of the grants received, plus LIBOR interest. The grants are presented as an off-set to related research and development expenses. The Company is entitled to the grants only upon incurring research and development expenditures. There are no future performance obligations related to the grants received from the OCS. However, under certain limited circumstances, the OCS may withdraw its approval of a research program or amend the terms of its approval.

           Upon withdrawal of approval, the grant recipient may be required to refund the grant, in whole or in part, with or without interest, as the OCS determines. As of December 31, 2006, the Company has received from the OCS office a total cumulative amount of $6,751 of which

Given Imaging Ltd. and its Subsidiaries

Notes To The Consolidated Financial Statements—(Continued)
(In thousands except share and per share data)

the Company has already repaid $2,534 as royalties. The total outstanding future obligation, for royalties, based on royalty-bearing government participation totaled, before interest, approximately $4,217 as of December 31, 2006. Royalties payable to the OCS are recognized pursuant to sale of related products and are classified under cost of revenues.

B. Leases

Capital lease for motor vehicles

     The capital lease is to be repaid in five years and bears interest of 7.47%. The vehicles are pledged as collateral.

Operating leases

     The Company and its subsidiaries currently lease office space and manufacturing space for periods of up to 15 years (including options to extend the terms of the leases). The current lease for the Company’s headquarters is in Yoqneam, Israel. This facility houses the Company’s corporate headquarters, research and development and manufacturing facilities. Under this lease agreement, the Company will pay approximately $1,300 a year in rent and management fee. These payments are subject to adjustments based on changes in the Israeli Consumer Price Index. In addition, to secure its obligations under the lease, the Company provided a bank guaranty in the amount of approximately $750 in favor of the lessor. The lease expires on December 31, 2015. The Company has an option to extend the lease until December 31, 2020.

     The Company and its subsidiaries signed several motor vehicle lease agreements. The companies deposited a total amount of $196 to guarantee their performance under the terms of the lease agreements.

     The Company is committed to minimum annual payments over the next five years as follows:

	Capital leases	Operating leases
2007	$13	$2,884
2008	20	2,432
2009	—	1,880
2010	—	1,439
2011 and thereafter.	—	6,577
	$33	$15,212

     Rental expenses under the lease agreements for the years ended December 31, 2004, 2005 and 2006 were $1,999, $2,353 and $2,914, respectively.

C. Agreement with InScope

     On May 10, 2004, the Company entered into an exclusive sales representation, co-promotion and cooperation agreement with InScope, a division of Ethicon Endo-Surgery, a Johnson & Johnson company. InScope has exclusive rights to market the Company’s PillCam ESO capsule for visual examination of the esophagus. Under the terms of the agreement, the Company received, as of December 31, 2006, milestone payments of $25,000. The Company pays InScope a commission of 50% on sales of PillCam ESO capsules and a 10% commission on sales of capital equipment parts of the Given System, such as workstations and portable data recorders. According to a September 2006 amendment to the original agreement, the payment by InScope to the Company of the remaining $25,000 milestone payment originally due February 2007, plus 7% interest, will be made in six equal annual installments of $5,240 each,

Given Imaging Ltd. and its Subsidiaries

Notes To The Consolidated Financial Statements—(Continued)
(In thousands except share and per share data)

beginning in January 2008. Beginning in 2009, the remaining installments at any given time may be accelerated and paid sooner if one or more reimbursement or commission thresholds are achieved. In addition, pursuant to this amendment, the 10% commission the Company pays InScope on sales of capital equipment parts of the Given System will be paid only in respect of capital equipment sold to customers that use this equipment to perform procedures with the PillCam ESO capsule. InScope will fund certain reimbursement and clinical study activities concerning the PillCam ESO capsule.

     Subject to achieving specified minimum sales targets and meeting certain conditions, the exclusive term of the agreement will continue for up to 11 years, followed by a four-year co-exclusive transition period with the Company.

     All milestone payments received have been deferred and are being systematically recognized, on a straight-line basis, by the Company as a reduction of commission expense over the 15 year term of the agreement.

     Milestone payments are included under deferred income in the Consolidated Balance Sheet.

D. Agreements with key single—source suppliers and commitments to suppliers

(1)

In 2004, the Company entered into an agreement with a Canadian company (“Canadian Company”) that supplies a component that is integrated into the PillCam capsules. Under the agreement, the Company has agreed to purchase a minimum quantity of components during the first 36 months following the development and testing phase, and if it fails to do so it must make certain payments to the Canadian Company in respect of the shortfall. The agreement also includes non-compete provisions prohibiting the Canadian company from selling the component to other parties and, for a certain period of time following termination of the agreement, from transferring any of the intellectual property and design specifications associated with the development of the component to any potential competitors in the Company’s market. The initial term of the agreement was scheduled to expire in April 2007.

     In July 2005, the Company agreed with the Canadian Company that it will develop and manufacture an additional version of the component. The minimum purchase requirements will not apply to this version. In addition, the initial term of the agreement was extended until April 2012, subject to earlier termination in specified circumstances, with the option to extend annually thereafter for up to five years.

(2)

The Company is a party to a development, manufacturing and supply agreement with another supplier (“Supplier”), under which the Supplier has developed a component, that is integrated into the PillCam capsules and is also manufacturing and supplying this component exclusively to the Company. Under this contract, the Supplier may not offer the component as a standard catalog part. In the event that the Supplier ceases operations or enters into liquidation, the Company is entitled to receive all information necessary to manufacture the component upon the payment of reasonable royalties to be agreed upon with the Supplier. The agreement permits the Supplier to disregard the exclusive sales requirement if the Company fails to purchase agreed-upon minimum quantities.

     In February 2006, the Company signed an amendment to this agreement and agreed that the Supplier will develop and manufacture an enhanced version of the component. This amendment also extended the initial term of the agreement until November 2012, with an option to extend that term by mutual agreement. The Company has agreed to purchase the enhanced component only from the Supplier and the Supplier has agreed to sell the component exclusively to the Company.

Given Imaging Ltd. and its Subsidiaries

Notes To The Consolidated Financial Statements—(Continued)
(In thousands except share and per share data)

(3)	The Company’s annual commitments under agreements with suppliers for the next 5 years are as follows:

2007	$3,808
2008	2,329
2009	2,250
2010	2,250
2011 and thereafter	4,500
$15,137

     Payments under such agreements with suppliers for the years ended December 31, 2004, 2005 and 2006 were $3,723, $8,568 and $8,875 respectively.

E. Patent Litigation

     On May 19, 2006, Olympus Corporation, Olympus Medical Systems Corp. and Olympus America Inc., collectively referred to in this section as “Olympus”, filed a complaint against the Company in the District Court for the Eastern District of Pennsylvania. In the complaint, Olympus alleged that the Company’s capsule endoscopes infringe one of its patents (“Olympus Patent”). The Olympus Patent will expire in December 2008. In addition, Olympus seeks a declaratory judgment that its endoscope product will not infringe the Company’s’ first U.S. Patent, known as the ‘531 patent, and that the ‘531 patent is invalid. In its complaint, Olympus requested an injunction that will prevent the Company from selling in the United States any product that infringes on the Olympus Patent as well as damages in an unspecified amount.

     The Company filed its answer and counterclaim on October 20, 2006. In this answer and counterclaim the Company denied infringement of the Olympus Patent and that the Olympus Patent is invalid. In addition, the Company alleged that the ‘531 patent is valid and will be infringed by Olympus once it begins marketing and selling its capsule endoscopy product in the United States. The Company also alleged that Olympus will infringe three other Company patents. In the complaint, the Company requested an injunction to prevent Olympus from selling in the United States any product that infringes on the Company’s patents. If Olympus sells its capsule endoscopy system in the United States, the Company may also request the assessment of damages.

     On March 30, 2007 Olympus filed an amended complaint asserting that the Company’s capsule endoscopes infringe three additional patents owned by it. The Company is examining the amended complaint and will file its answer with the court within the time period permitted by the applicable procedural rules.

     The Company believes it has a reasonable chance of success in this case. However, litigation is in early stages and the outcome is uncertain at this time. The ongoing litigation and any unfavorable outcome may have an adverse effect on the Company’s results of operation.

F. Provision for Sales Tax

     During the year ended December 31, 2005, the Company made a provision of $1,800 for potential uncollectible sales tax, interest and penalties resulting from the failure of the Company’s U.S. subsidiary to appropriately collect and remit sales tax on sales in the U.S. since the fourth quarter of 2001. The provision represented the Company’s estimate of the amounts it might not collect from its customers for remittance to the different jurisdictions, and any interest and penalties the Company may have to pay for failure to timely remit the sales tax. During 2005 and 2006 the Company has all required sales and use tax returns and collected tax

Given Imaging Ltd. and its Subsidiaries

Notes To The Consolidated Financial Statements—(Continued)
(In thousands except share and per share data)

amounts from its customers. As of December 31, 2006, accounts payable included $702 representing sales and use taxes, interest and penalties remaining to be resolved.

G. Investment in the Japanese Subsidiary

     In 2006, the Company and its Japanese partners completed additional equity financing of approximately $9.6 million (in Japanese YEN) to finance the operations of Given Imaging K.K., the Company’s Japanese subsidiary, until it starts generating enough cash to finance its operations. The Company’s portion of the funding of approximately $4.8 million was paid out of its cash reserves. Following completion of this additional equity financing, the Company continues to have a controlling interest of 51% of its Japanese subsidiary

Note 9—Accounts Payable – Other

	December 31
	2005	2006
Government institutions	$3,693	$2,137
Liabilities regarding employees.	4,700	6,863
Advances from customers	39	58
Warranty	71	102
Royalties to the OCS	306	214
Commissions	2,161	2,057
Accrued expenses	2,916	3,189
	$13,886	$14,620

Note 10—Liability in Respect of Employee Severance Payments

     Under Israeli law and labor agreements the Company is required to pay severance payments to each employee who was employed by the Company for over one year and has been terminated by the Company or resigned under certain specified circumstances. The Company’s liability for severance payments is covered mainly by deposits with insurance companies in the name of the employee and/or by purchase of insurance policies. The liability is calculated on the basis of the latest salary of the employee multiplied by the number of years of employment as of the balance sheet date. The liability for employee severance payments included in the balance sheet represents the total amount due for such severance payment, while the assets held for severance benefits included in the balance sheet represents the Company’s contributions to insurance policies. The Company may make withdrawals from the funds only upon complying with the Israeli severance pay law or labor agreements.

     The U.S. subsidiary has a defined contribution retirement plan for its employees. Employees are allowed to contribute up to 18% of their salary in any one year, subject to a regulatory limit. The Company contributes 3% of an employee’s salary subject to regulatory limits. Employees are vested in the Company’s contributions after 30 days of employment.

     Expenses recorded in respect of employee severance payments for the years ended December 31, 2004, 2005 and 2006 are $525, $664 and $862, respectively.

Given Imaging Ltd. and its Subsidiaries

Notes To The Consolidated Financial Statements—(Continued)
(In thousands except share and per share data)

Note 11—Share Capital

     A. Ordinary shares

     All of the issued and outstanding Ordinary Shares of the Company are authorized, issued, fully paid and non-assessable. The Ordinary Shares of the Company are not redeemable and have no preemptive rights. The ownership or voting of Ordinary Shares by non-residents of Israel is not restricted in any way by the Company’s memorandum or articles of association or the laws of the State of Israel, except that citizens of countries which are, or have been, in a state of war with Israel may not be recognized as owners of Ordinary Shares.

     B. Employees’ and non employees’ stock options

     In 2003, the Company adopted a stock option plan for directors, employees and consultants.The 2003 Plan replaced and superseded previous option plans adopted by the Company in 1998 and 2000. Under these plans, the Board of Directors (or a compensation committee appointed by the board) (the “Board”) has the authority to grant options to employees of the Company and its subsidiaries, directors or consultants. Each option entitles the holder to purchase one Ordinary Share of par value of NIS 0.05 and expires after 10 years from the date of grant. The Company has reserved for issuance a total of 2,500,000 Ordinary Shares under the plan. As of December 31, 2006, 21,516 options out of this plan had not been granted.

     The purchase price of each share pursuant to the options granted under the 2003 Plan shall be the fair market value on the date the Board approves the grant of the option or as otherwise determined by the Board.

     Unless otherwise determined by the Board, where a grant of options under the 2003 Plan is the first grant of options made to a person, 50% of the options vest and become exercisable on the second anniversary of the date of grant. An additional 25% of the options vest and become exercisable on each of the third and fourth anniversaries of the date of the grant. If, however, a grant under the 2003 Plan is made to a person who previously received stock options under the 2003 Plan or a previous plan of the Company, 25% of the options granted are immediately vested and exercisable and an additional 25% of the options vest and become exercisable on each of the first, second and third anniversaries of the date of the grant.

     In 2006, the Company adopted the 2006 Equity Incentive Plan (“the Plan”) permitting the grant of equity awards, including options and restricted stock of the Company, to eligible employees, directors and consultants of the Company and its subsidiaries. The Plan is administered by the Company’s Board of Directors and Compensation and Nominating Committee. The Plan contains provisions concerning the vesting, price, exercise and other terms of awards; however, the Compensation and Nominating Committee has authority to grant awards under different terms at its discretion. The Company has reserved for issuance a total of 2,500,000 Ordinary Shares under the Plan. As of December 31, 2006, there were 539,500 shares outstanding under this plan, and 100,000 shares of restricted stock had been issued.

     Equity awards under this plan must be granted at no less than the fair market value of the Company’s ordinary shares on the date of the grant and the term of the awards may not exceed ten years. The Company’s current policy is that options granted under the Plan expire five years following the date of the grant.

     Generally, where a grant of an award under the plan is the first grant of equity to an employee or consultant, 50% of the award is exercisable on the second anniversary of the date of grant, and 25% becomes exercisable on each of the third and fourth anniversaries of the date of the grant. In cases of subsequent grants, awards vest in four equal installments beginning

Given Imaging Ltd. and its Subsidiaries

Notes To The Consolidated Financial Statements—(Continued)
(In thousands except share and per share data)

with the first anniversary of the grant. To the extent the awards have vested, they may be exercised in whole or in part from time to time until their expiration.

     In case of participating employees and consultants, all unvested awards are cancelled upon the termination of their employment or service. All vested awards may be exercised within 180 days following termination. All vested awards not exercised within this period are automatically forfeited and cancelled. Unvested awards to non-employee directors whose service is terminated or discontinued for any reason other than for cause after more than five years of service on the Company’s board of directors, will automatically vest and become exercisable immediately prior to termination or discontinuation of service. These vested awards may be exercised within 180 days following termination or discontinuation of service, except in cases where termination or discontinuation of service is a result of statutory requirements, death, disability or other circumstances of forced cessation of service, in which case awards may be exercised at any time until their expiration date. In a case of termination for cause of a plan participant, all awards, whether vested or unvested, are automatically forfeited and cancelled.

     Under this plan, in the event of an acquisition or merger in which the Company is not the surviving entity and the acquiring entity does not agree to assume the awards, all outstanding, but unvested, awards will be accelerated and exercisable, ten days prior to the acquisition or merger. In addition, if the employment of a holder of outstanding awards is terminated in anticipation of or during the 12 month period following an acquisition or merger, all awards that are scheduled to vest within two years of such acquisition or merger, will be automatically accelerated and exercisable, subject to certain adjustments and exceptions.

     Awards granted under the 2006 equity plan to Israeli residents may be granted under Section 102 of the Israeli Income Tax Ordinance pursuant to which the awards or the Ordinary Shares issued upon their exercise must be deposited with a trustee for at least two years following the date of the grant. Under Section 102, any tax payable by an employee from the grant or exercise of the awards is deferred until the transfer of the awards or ordinary shares by the trustee to the employee or upon the sale of the awards or ordinary shares. Gains on awards granted under the plan are subject to capital gains tax of 25% and the Company is not entitled to a tax deduction. Options granted under the plan to U.S. residents may also qualify as incentive stock options (ISO) within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986. Options that do not contain terms that will qualify them as ISOs are treated as Non-Qualified Stock Options.

     Prior to the adoption of Statement 123R, effective January 1, 2006, the fair value of each option granted is estimated on the date of grant, using the Black-Scholes model with the following assumptions:

1.  Dividend yield of zero percent.

2.  Risk-free average interest rate as follows:

Year ended December 31,	%
2004	1.0-2.5
2005	3.0-4.3

3.	Estimated expected lives of five years as of the date of grant.

4.

Expected average volatility of 74% and 62%, for the year ended December 31, 2004 and 2005, respectively, which represents a weighted average standard deviation rate for the price of the Company’s Ordinary Shares on the NASDAQ National Market.

     The fair value of each option granted in 2006 was estimated on the date of grant using the Black—Scholes model, with the following assumptions:

1.  Dividend yield of zero percent.

Given Imaging Ltd. and its Subsidiaries

Notes To The Consolidated Financial Statements—(Continued)
(In thousands except share and per share data)

2.	Risk free average interest rate of 4.89% which represents the risk free rate of US$zero— coupon Government Bonds.

3.	Weighted average expected life of 3.69 years, which represents the period for which the options granted are expected to be outstanding.

     The expected life of the options granted to employees and directors, is calculated based on the Simplified Method as allowed under Staff Accounting Bulletin No. 107 (SAB 107), giving consideration to the contractual term of the options and their vesting schedules.

4.	Expected average volatility of 53.17% which represents a weighted average standard deviation rate for the price of the Company’s Ordinary Shares in the NASDAQ National Market.

     The following table summarizes information relating to stock options for Ordinary Shares outstanding and exercisable, as of December 31, 2006:

	Options outstanding
	Number outstanding at	Weighted average remaining
Exercise price	December 31, 2006	contractual life (in years)
$1–$10	855,368	4.86
$10.01–$20	1,862,025	5.65
$20.01–$30	889,920	6.45
$30.01–$40	507,291	7.90
	4,114,604

	Options exercisable
	Number exercisable at	Weighted average remaining
Exercise price	December 31, 2006	contractual life (in years)
$1–$10	844,368	4.84
$10.01–$20	1,294,525	6.07
$20.01–$30	236,250	7.71
$30.01–$40	410,674	7.88
	2,785,817

     The stock option activity under the Plans is as follows:

		Weighted average	Weighted average
	Number of shares	exercise price	grant date fair value
Balance at January 1, 2004	3,881,396
Granted	1,011,340	$34.09	$23.31
Forfeited	(119,000)	14.84	10.36
Exercised	(472,198)	5.44	4.11
Balance at December 31, 2004	4,301,538
Granted	266,000	25.06	13.93
Forfeited	(205,483)	26.96	16.78
Exercised	(328,895)	3.29	2.78
Balance at December 31, 2005	4,033,160
Granted	1,077,070	18.75	10.21
Forfeited	(404,616)	25.87	15.29
Exercised	(591,010)	3.45	2.95
Balance at December 31, 2006	4,114,604

Given Imaging Ltd. and its Subsidiaries

Notes To The Consolidated Financial Statements—(Continued)
(In thousands except share and per share data)

     The aggregate intrinsic value of options outstanding as at December 31, 2006, is $19,673. The aggregate intrinsic value of options excisable as at December 31, 2006, is $18,778. The total intrinsic value of options exercised during the year ended December 31, 2006, is $10,610.

     On May 30, 2006, the Company issued 100,000 restricted shares to its CEO. The restricted shares will vest in four installments over a period of four years, beginning on May 30, 2007. The fair value of the restricted shares as of the date of issue is being amortized over the vesting period.

     Unrecognized compensation costs related to the restricted shares, as of December 31, 2006, to be recognized over 3.4 years, were $1,516 and compensation expenses of $263 were recognized in 2006.

     The following summarizes the allocation of the stock-based compensation charge for both employees and non-employee stock option grants:

	Year ended December 31,
	2004	2005	2006
Research and development costs	$ 63	$—	$ 569
Selling and marketing expenses.	1	—	1,839
General and administrative expenses	14	3	2,805
	$ 78	$ 3	$ 5,213

     As of December 31, 2006, there was approximately $10,200 of unrecognized compensation costs related to non-vested options to be recognized over a weighted average period of 2.67 years. The total grant date fair value of options vested during the year ended December 31, 2006, was $8,368

Note 12—Revenues

A.	Revenues by activities

		Year ended December 31,
		2004	2005	2006
	Workstations and recorders	$18,669	$16,145	$12,513
	PillCam SB capsule	41,622	62,528	76,360
	PillCam ESO capsule	1,829	4,384	1,438
	Patency capsules and scanners	188	174	353
	Service	2,712	3,545	4,365
		$65,020	$86,776	$95,029

B.	Revenues by geographic areas

		Year ended December 31,
		2004	2005	2006
	United States	$46,694	$63,896	$66,415
	Europe	13,447	16,765	21,053
	Rest of the world	4,879	6,115	7,561
		$65,020	$86,776	$95,029

Given Imaging Ltd. and its Subsidiaries

Notes To The Consolidated Financial Statements—(Continued)
(In thousands except share and per share data)

Note 13—Financial Income, net

	2004	2005	2006
Currency gains (losses)	$444	$(837)	$778
Interest income	685	1,963	1,639
Income from marketable securities	—	422	1,849
Other	(173)	(786)	(286)
	$956	$762	$3,980

Note 14—Taxes on Income

A. Company

(1)	Israeli income tax is computed on the basis of the Company’s results in New Israeli Shekels (“NIS”) determined for statutory purposes. The Company is assessed for tax purposes under the Income Tax Law (Inflationary Adjustments 1985), the purpose of which is to prevent taxation on inflationary profits.

     Pursuant to the Israeli tax law, the Company was awarded “Approved Enterprise” status under the government alternative benefits track. The program is for investments in the development of infrastructure and for investments in locally produced and imported equipment. The main benefits to which the Company will be entitled, if it implements all the terms of an approved program, are the exemption from tax on income deriving from an approved enterprise, and reduced tax rates on dividends originating from this income.

     The income derived from an approved enterprise will be exempt from tax for a ten year period, commencing on the date that taxable income is first generated by the approved enterprise (limited to the earlier of a maximum period of 12 years from the year of commencement of operations or 14 years from the year the approval letter was received). As of December 31, 2006, the benefit term had not commenced.

     Dividend distributions originating from income of the Approved Enterprise will be subject to tax at the rate of 15%, provided that the dividend is distributed during the period stipulated under Israeli law.

     In the event of a dividend distribution (including withdrawals and charges that are deemed to be dividends) out of the income originating from the approved enterprise, and on which the Company received a tax exemption, the distribution is subject to corporate taxes at rates varying from 10% - 25% depending on the percentage of foreign investment holding in the Company as defined by the Law.

     If the Company derives income from sources other than the approved enterprise during the relevant period of benefits, such income will be taxable at regular corporate tax rates (see (4) below).

     On March 30, 2005, the Knesset approved a reform of the Encouragement of Capital Investments Law–1959. The primary changes are as follows:

a.

Companies that meet the criteria of the Alternate Path of tax benefits will receive those benefits without prior approval. In addition there will be no requirement to file reports with the Investment Center. Audit will take place via the Income Tax Authorities as part of the tax audits. Request for pre-ruling is possible.

b.	Tax benefits of the Alternate Path include lower tax rates or zero tax depending on the investment zone and the path chosen, lower tax rates on dividends and accelerated depreciation.

Given Imaging Ltd. and its Subsidiaries

Notes To The Consolidated Financial Statements—(Continued)
(In thousands except share and per share data)

c.	In order to receive benefits in the Grant Path or the Alternate Path, the Industrial Enterprise must contribute to the economic independence of the Country’s economy in one of the following ways:

	1.	Its primary activity is in the Biotechnology or Nanotechnology fields and pre-approval is received from the head of research and development at the Office of the Chief Scientist;

	2.	Its revenue from a specific country is not greater than 75% of its total revenues that year;

	3.	25% or more of its revenues are derived from a specific market of at least 12 million residents.

     The amendments to the Law do not retroactively apply for investment programs having an Approved Enterprise approval certificate from the Investment Center issued up to December 31, 2004 (even when investments under these programs are conducted after January 1, 2005). Consequently, the amendments should not impact an existing Approved Enterprise, which received written approval. The new tax regime shall apply for a new Approved Enterprise and for an Approved Enterprise expansion for which the first year of benefits may be as early as 2004.

(2)

The Company has net operating loss carryforwards in Israel of approximately $13.9 million as of December 31, 2006. These net operating loss carryforwards are linked to the Israeli Consumer Price Index and are available to offset future taxable income, if any, indefinitely.

(3)	As explained above, the Israeli Company is exempt from tax for a ten-year period. Therefore, the Israeli Company has not recorded deferred tax assets and liabilities.

(4)	On July 25, 2005 the Knesset passed the Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) - 2005 (“the Amendment”).

     The Amendment provides for a gradual reduction in corporate tax rate in the following manner: in 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26% and from 2010 onward 25%. Furthermore, as from 2010, upon reduction of the corporate tax rate to 25%, capital gains will be subject to tax of 25%.

     This change has no effect on the financial statements of the Company.

B. Subsidiaries

     At December 31, 2006 the subsidiaries had local, federal and state net operating loss carryforwards of approximately $26.6 million. Federal and state losses carryforwards in the US subsidiary, totaling $9.1 million will be expired through 2026. Operating loss carryforwards in the Japanese subsidiary, totaling $6.4 million will be expired through 2013. The remaining balance could be utilized with no limitation of time.

Given Imaging Ltd. and its Subsidiaries

Notes To The Consolidated Financial Statements—(Continued)
(In thousands except share and per share data)

C. Profit (loss) before tax and tax expense (benefit) included in the statement of operations

		Year ended December 31
		2004	2005	2006
	Profit (loss) before taxes on income and minority
	share:
	Israel	$4,494	$5,011	$3,459
	Foreign jurisdiction	(3,043)	(70)	(6,174)
		$1,451	$4,941	$(2,715)
	Taxes on income:
	Current taxes:
	Israel	$—	$ —	$200
	Foreign jurisdiction	47	196	82
		$47	$196	$282
	Deferred taxes:
	Israel	$—	$ —	$—
	Foreign jurisdiction	(737)	(482)	(155)
		$(737)	$(482)	$(155)
	Tax expense (benefit)	$(690)	$(286)	$127

D.	Deferred Taxes

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment.

     Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2006. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

     The tax effects of significant items comprising the Company’s deferred taxes:

	December 31
	2005	2006
Net operating tax assets regarding carryforward losses of
subsidiaries	$9,960	$10,137
Other timing difference	1,576	2,343
Deferred tax asset	11,536	12,480
Valuation allowance	(10,317)	(11,106)
Net deferred tax asset	$1,219	$1,374

     The net changes in the total valuation allowance for the years ended December 31, 2004, 2005 and 2006 are $3,840, ($2,779) and $789, respectively.

Given Imaging Ltd. and its Subsidiaries

Notes To The Consolidated Financial Statements—(Continued)
(In thousands except share and per share data)

E. Reconciliation of the statutory tax expense (benefit) to actual taxes on income

	Year ended December 31,
	2004	2005	2006
Profit (loss) before taxes on income and minority
share	$1,451	$4,941	$(2,715)
Tax rate	0%	0%	0%
Statutory income tax on the above amount	—	—	—
Increase (decrease) in taxed on income resulting from:
Differences between the definition of capital and
assets for tax purposes.	—	—	200
Changes in valuation allowance	3,840	(2,779)	789
Foreign tax rate differential in subsidiaries	(4,530)	2,493	(862)
Tax expense (benefit)	$(690)	$(286)	$127

Note 15—Fair Value of Financial Instruments

     The Company’s financial instruments include cash and cash equivalents, accounts receivable, deposits, assets held for severance benefits, marketable securities and accounts payable. Except for marketable securities considering the short term nature of these financial instruments, their carrying amounts approximate fair value. The fair value of the Company’s marketable securities is disclosed in Note 5.

Board of Directors

Nachum (Homi) Shamir
President and Chief Executive Officer

Doron Birger
Chairman

James M. Cornelius
Director and Chief Executive Officer,
Bristol-Myers Squibb

Michael Grobstein
Former Vice Chairman, Ernst &Young

Chen Barir
Chairman, Berman & Co. Trading and
Investments Ltd.

Prof. Anat Loewenstein
Director, Department of Ophthalmology,
Tel Aviv Medical Center

Eyal Lifschitz
Chief Executive Officer and General Manager,
Peregrine Ventures

Management Team

Nachum (Homi) Shamir
President and Chief Executive Officer

Kevin Rubey
Chief Operations Officer

Yuval Yanai
Chief Financial Officer

Mark Gilreath
Chief Marketing Officer

Ori Braun
Senior Vice President, Business Development

Manfred Gehrtz
President, Europe, Middle East and Africa (EMEA)

Chris Rowland
President, Given Imaging, Inc.

Investor Information

Shareholders, securities analysts and investors seeking more information about the Company can access www.givenimaging.com for the following information:

■	News releases describing significant company events and financial results for each quarter and the fiscal year.

■

Annual report on Form 20-F for 2006 filed on May 16, 2007 with the Securities and Exchange Commission. Information can also be obtained by calling in the United States:1-866-GIVEN IR and in Israel: + 972-4-9097790.

NASDAQ Information
Ticker Symbol: GIVN

Transfer Agent
American Stock Transfer and Trust Company
59 Maiden Lane, Plaza Level
New York, NY 10038
Tel: 1-212-936-5100

Investor Relations
Lazar Partners
420 Lexington Avenue, Suite 442
New York, NY 10170
Tel: 1-866-GIVEN IR

Independent Auditors
Somekh Chaikin, a member of KPMG International

Copyright ©2007 Given Imaging Ltd. All Rights Reserved. GIVEN, GIVEN & Design, PILLCAM, PILLCAM & Logo, PILLCAM IMAGING CAPSULE & Design, AGILE, RAPID, RAPID ACCESS, ORDERWIN, ORDER WHEN I NEED, FINGERS HOLDING A CAPSULE & Logo, FINGERS HOLDING PILLCAM CAPSULE & Logo, ICCE, ICCE Logos, and International Conference on Capsule Endoscopy are Trademarks and/or Registered Trademarks of Given Imaging Ltd. its subsidiaries and/or affiliates in the United States and/or other countries. All other company or product names are the trademarks or registered trademarks of their respective holders. All rights not expressly granted are reserved.

Corporate Headquarters
 Given Imaging Ltd.
2 Hacarmel St.
New Industrial Park
POB 258
Yoqneam 20692
Israel
Phone: +972 (4) 909 7777
Fax: +972 (4) 959 2466
info@givenimaging.com

Americas Headquarters
 Given Imaging Inc.
3950 Shackleford Road, Suite 500
Duluth, GA 30096
United States
Phone: +1 (770) 662-0870
Fax: +1 (770) 662-0510
infousa@givenimaging.com

Germany & European Operations
Given Imaging GmbH
Borsteler Chaussee 47
Hamburg 22453
Germany
Phone: +49 40 513 3000
Fax: +49 40 4606 9611
infode@givenimaging.com

Australia & New Zealand
 Given Imaging Pty. Ltd.
Unit 4, Rydelink Business Park
277 Lane Cove Road
Mail: Box 8, 293 Lane Cove Road
North Ryde, NSW 2113
Australia
Phone: +61 2 9889 3944
Fax: +61 2 9889 3955
infoaus@givenimaging.com

France
 Given Imaging s.a.s.
46, rue de Paris
MAISONS-LAFFITTE 78600
France
Phone: +33 (0) 1 34 93 80 00
Fax: +33 (0) 1 34 93 80 11
infofr@givenimaging.com

Japan
 Given Imaging KK
Akasaka Tokyu Building
2-14-3 Nagata-cho Chiyoda-ku,
Tokyo, 100-0014 Japan
Tel: +81 3 5157 2201
Fax: +81 3 3506 9009
shirlee@givenimaging.com

Expandig the scope of GI